As filed with the Securities and Exchange Commission on March 1, 2005.

                                                File No.    33-24041
                                                File No.    811-5646

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FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 [X]
Pre-Effective Amendment No.                                             [ ]
Post-Effective Amendment No.  23                                        [X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [X]
Amendment No.  27
(Check appropriate box or boxes.)

NEW CENTURY PORTFOLIOS
(Exact name of Registrant as specified in Charter)

40 William Street, Suite 100, Wellesley, MA 02481-4102
(Address of Principal Executive Offices) (Zip Code)


Registrant's Telephone Number, including Area Code: (781) 239-0445

Nicole M. Tremblay, Esq., Secretary
Weston Financial Group, Inc.
Wellesley Office Park
40 William Street, Suite 100
Wellesley, MA  02481-4102
(Name and Address of Agent for Service)

Please send copies of all communications to:

Steven M. Felsenstein, Esq.
c/o Greenberg Traurig, LLP
2700 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103

Approximate date of Proposed Public Offering:

As soon as practicable after the effective date of the registration statement.

It is proposed that this filing will become effective (check appropriate box):

[  ]    immediately upon filing pursuant to paragraph (b).
[  ]    on (date) pursuant to paragraph (b).
[X ]    60 days after filing pursuant to paragraph (a)(1).
[  ]    on (date) pursuant to paragraph (a)(1).
[  ]    75 days after filing pursuant to paragraph (a)(2).
[  ]    on (date) pursuant to paragraph (a) (2) of Rule 485.

If appropriate, check the following box:

[  ]    This post-effective amendment designates a new effective date for a previously filed post-effective amendment.


[Logo goes here]

NEW CENTURY PORTFOLIOS


New Century Capital

New Century Balanced

New Century Aggressive

New Century International

New Century Alternative Strategies












PROSPECTUS
March 1, 2005

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




40 WILLIAM STREET, SUITE 100, WELLESLEY, MA  02481
781-239-0445  888-639-0102  FAX 781-237-1635

NEW CENTURY PORTFOLIOS

Prospectus dated March 1, 2005



Each Portfolio has a specific investment objective. There is no assurance the objectives will be achieved.

NEW CENTURY CAPITAL PORTFOLIO. The investment objective of the Capital Portfolio is to provide capital growth, with a secondary objective to provide income, while managing risk. The Capital Portfolio seeks to achieve these objectives by investing primarily in shares of registered investment companies that emphasize investments in equities (domestic and foreign).

NEW CENTURY BALANCED PORTFOLIO. The investment objective of the Balanced Portfolio is to provide income, with a secondary objective to provide capital growth, while managing risk. The Balanced Portfolio seeks to achieve these objectives by investing primarily in shares of registered investment companies that emphasize investments in equities (domestic and foreign), and fixed income securities (domestic and foreign).

NEW CENTURY AGGRESSIVE PORTFOLIO. The investment objective of the Aggressive Portfolio is to provide capital growth, without regard to current income, while managing risk. The Aggressive Portfolio seeks to achieve its objective by investing primarily in shares of registered investment companies that emphasize investments in equities (domestic and foreign). The Aggressive Portfolio may also invest in shares of registered investment companies that seek appreciation by investing in fixed income securities, including high-yield, lower rated debt securities.

NEW CENTURY INTERNATIONAL PORTFOLIO. The investment objective of the International Portfolio is to provide capital growth, with a secondary objective to provide income, while managing risk. The International Portfolio seeks to achieve these objectives by investing primarily in shares of registered investment companies that emphasize investments in equities and fixed income securities (foreign, worldwide, emerging markets and domestic).

NEW CENTURY ALTERNATIVE STRATEGIES PORTFOLIO. The investment objective of the Alternative Strategies Portfolio is to provide long-term capital appreciation, with a secondary objective to earn income, while managing risk. The Alternative Strategies Portfolio seeks to achieve these objectives by investing primarily in shares of other registered investment companies that emphasize alternative strategies.


TABLE OF CONTENTS
                                                                       Page
YOUR GUIDE TO THE PROSPECTUS                                              i

THE PORTFOLIOS                                                            1

An Introduction to Funds of Funds                                         1
The Objectives, Principal Investment Strategies and Policies
of the Portfolios                                                         1
New Century Capital Portfolio                                             1
New Century Balanced Portfolio                                            1
New Century Aggressive Portfolio                                          2
New Century International Portfolio                                       2
New Century Alternative Strategies Portfolio                              3
Additional Principal Investment Strategies of the Portfolios              4
The Principal Risks of Investing in the Portfolios                        4
Performance History                                                       7
Expenses                                                                 15
Additional Information Concerning the Principal Investment Strategies    17
Portfolio Holdings                                                       21

WHO MANAGES THE PORTFOLIOS                                               21

The Investment Advisor                                                   21

The Portfolio Managers                                                   22

HOW TO BUY AND SELL SHARES                                               22

Pricing of Portfolio Shares                                              22
Distribution Plan                                                        23
Instructions for Opening and Adding to an Account                        23
Telephone and Wire Transactions                                          25
Additional Purchase Information                                          25
Instructions for Selling Portfolio Shares or for Closing an Account      27
Additional Redemption Information                                        28
Frequent Purchases and Redemptions of Shares                             30
How to Exchange Shares                                                   31
Retirement Plan Services                                                 32
Automatic Services for Portfolio Investors                               33
Shareholder Communications                                               33
Dividends and Distributions                                              34
Taxes                                                                    34

FINANCIAL HIGHLIGHTS                                                     35

NEW CENTURY CAPITAL PORTFOLIO                                            36

WHERE TO GO FOR MORE INFORMATION                                         42

Annual and Semi-Annual Reports                                           42
Statement of Additional Information                                      42


YOUR GUIDE TO THE PROSPECTUS

This Prospectus will help you decide whether investing in the New Century Portfolios is appropriate for you. The New Century Portfolios is a family of funds. There are presently five portfolios available for investment:

*  the New Century Capital Portfolio (the "Capital Portfolio"),

*  the New Century Balanced Portfolio (the "Balanced Portfolio"),

*  the New Century Aggressive Portfolio (the "Aggressive Portfolio"),

*  the New Century International Portfolio (the "International Portfolio"), and

*  the New Century Alternatives Strategies Portfolio
   (the "Alternative Strategies Portfolio").

The investment advisor for each Portfolio is Weston Financial Group, Inc. (the "Advisor").

We divided the Prospectus into four sections to make it easy for you to find the information you need.

The first section, "The Portfolios," contains a discussion of the objectives, principal risks, performance history and fees of each Portfolio. In particular, this section sets forth four important facts about each Portfolio:

*  The investment goal of each Portfolio,

*  The principal investment policies of each Portfolio,

*  The investment selection process used by each Portfolio, and

*  The principal risks associated with each Portfolio.

The remaining sections of the Prospectus - Who Manages the Portfolios, How to Buy and Sell Shares and Financial Highlights - provide detailed information regarding the management of the Portfolios, the services and privileges available to the Portfolios' shareholders, how shares are priced, how to buy and sell shares, and financial information.



THE PORTFOLIOS

An Introduction to Funds of Funds

New Century Portfolios (the "Trust") is a family of funds that invest in other investment companies. With one purchase, an investor can invest in an actively managed Portfolio of investment companies that are not limited to any one family of funds. Each Portfolio retains the right, when the Advisor deems it appropriate, to invest directly in individual securities. The Advisor will not invest directly in individual securities without the prior approval of the Board of Trustees of the Trust. Each Portfolio's objective, and its policy to concentrate primarily in shares of other registered investment companies, cannot be changed without approval by the shareholders of the Portfolio.

The Objectives, Principal Investment Strategies and Policies of the
Portfolios

New Century Capital Portfolio

Investment Objective. The investment objective of the Capital Portfolio is to provide capital growth, with a secondary objective to provide income, while managing risk.

Principal Investment Strategies. The Capital Portfolio seeks to achieve its investment objective by investing primarily in shares of registered investment companies that emphasize investments in equities such as common stocks, preferred stocks or securities convertible into stocks (domestic and foreign).

The Capital Portfolio will diversify its equity investments by investing primarily in investment companies that focus on different segments of the equity markets. For example, the Capital Portfolio may be invested in investment companies that emphasize growth, growth and income, equity income, small-capitalization, aggressive, and foreign equities. The Capital Portfolio uses a flexible approach to selecting investments and is not limited by an underlying fund's investment style (such as growth or value) or its market capitalization range (such as small, middle or large capitalization companies).

New Century Balanced Portfolio

Investment Objective. The investment objective of the Balanced Portfolio is to provide income, with a secondary objective to provide capital growth, while managing risk.

Principal Investment Strategies. The Balanced Portfolio seeks to achieve its investment objective by investing primarily in shares of registered investment companies that emphasize investments in equities such as common stocks, preferred stocks or securities convertible into stocks (domestic and foreign), in fixed income securities such as fixed rate debt, variable rate debt or high yield, lower rated debt instruments (domestic and foreign), or in a composite of such securities.

The Balanced Portfolio will use a variety of investment techniques designed to generate dividends (including dividends of funds in which we invest that are derived from interest), interest, and other income. The Balanced Portfolio will diversify its equity and fixed income investments by investing primarily in investment companies that focus on different segments of the equity and fixed income markets. For example, the portion of the Balanced Portfolio that is invested in equities may be invested in investment companies that emphasize growth, growth and income, equity income, small-capitalization and foreign equities. The portion of the Balanced Portfolio that is invested in fixed income securities may be invested in investment companies that emphasize domestic, high yield (including lower rated) and foreign fixed income securities. The Balanced Portfolio uses a flexible approach to selecting investments and is not limited by an underlying fund's investment style (such as growth or value), its market capitalization range (such as small, middle or large capitalization companies) or any specific average weighted maturity range (such as short-term, intermediate-term or long-term fixed income securities).

The Balanced Portfolio will maintain at least 25% of its assets in fixed income investments by selecting underlying funds that invest in such securities.

New Century Aggressive Portfolio

Investment Objective. The investment objective of the Aggressive Portfolio is to provide capital growth, without regard to current income, while managing risk.

Principal Investment Strategies. The Aggressive Portfolio seeks to achieve its investment objective by investing primarily in shares of registered investment companies that emphasize investments in equities such as common stocks, preferred stocks or securities convertible into stocks (domestic and foreign) or other securities that are selected by those investment companies to achieve growth.

The Aggressive Portfolio will select for its portfolio investment companies that seek to achieve above-average growth through investment in equity securities of companies expected to appreciate as a result of growing or strong earnings, or the growth or advancement of the company's business, products, etc. For example, the portion of the Aggressive Portfolio that is invested in equities may be invested in investment companies that focus on capital appreciation, aggressive growth, growth, growth and income, equity income, small-capitalization, medium-capitalization and foreign equities. The Aggressive Portfolio may also invest in an investment company that seeks appreciation by investing in a portfolio of debt securities, including high-yield, lower rated debt securities or a portfolio of equity securities that is concentrated in a particular industry or style sector. The Aggressive Portfolio uses a flexible approach to selecting investments and is not limited by an underlying fund's investment style (such as growth or value), its market capitalization range (such as small, middle or large capitalization companies) or any specific average weighted maturity range (such as short-term, intermediate-term or long-term fixed income securities).

New Century International Portfolio

Investment Objective. The investment objective of the International Portfolio is to provide capital growth, with a secondary objective to provide income, while managing risk.

Principal Investment Strategies. The International Portfolio seeks to achieve its investment objective by investing primarily in shares of registered investment companies that emphasize investments in equities such as common stocks, preferred stocks or securities convertible into stocks, but with a focus on securities in foreign and emerging markets, and with less emphasis on securities in domestic markets.

The International Portfolio will select for its portfolio, investment companies that emphasize investment in securities of issuers that are located outside the U.S., or which derive a significant portion of their business or profits outside the U.S. The International Portfolio, through its investments in underlying funds, will have exposure to the securities of issuers located in at least three different countries outside of the U.S. The International Portfolio will select investment companies that invest in companies that may benefit from growing markets, new products, increasing market share, growth of dividends, interest, or other income. In selecting such investment companies, the International Portfolio may consider the opportunity for such an investment company to produce current income through its investments.

The International Portfolio will diversify its equity investments by investing primarily in investment companies that focus on different segments of the foreign and domestic equity markets. For example, the portion of the International Portfolio that is invested in equities may be invested in investment companies that emphasize growth, growth and income, equity income, small-capitalization and aggressive equities. "Small-capitalization" refers to underlying funds that invest in the securities of issuers with a total market capitalization of less than $1 billion. The International Portfolio may also invest in investment companies that focus on different segments of the foreign and domestic debt markets.

As a general rule, the underlying funds in which the International Portfolio invests in will invest at least 65%, and may invest up to 100%, of their assets in international securities.

New Century Alternative Strategies Portfolio

Investment Objective. The investment objective of the Alternative Strategies Portfolio is to provide long-term capital appreciation, with a secondary objective to earn income, while managing risk.

Principal Investment Strategies. The Alternative Strategies Portfolio seeks to achieve these objectives by investing primarily in shares of registered investment companies. The investment companies that the Alternative Strategies Portfolio will invest in are those that emphasize alternative strategies and which have low correlations to the securities in the S&P 500(r) Composite Index, such as funds that: sell equity securities long and short, take market neutral positions, invest in convertible arbitrage securities, employ global macro investment strategies, employ asset allocation strategies, employ merger arbitrage strategies, invest in distressed securities, invest in the natural resources sector and invest in real estate investment trusts ("REITs").

In addition to employing alternative strategies such as those described above, the underlying funds invest: in equities such as common stocks, preferred stocks or securities convertible into stocks (domestic and foreign); in fixed income securities such as fixed rate debt, variable rate debt or high yield, lower rated debt (i.e., "junk bonds") instruments (domestic and foreign); or in a composite of such securities. The Alternative Strategies Portfolio uses a flexible approach to selecting investments and is not limited by an underlying fund's investment style (such as growth or value), its market capitalization range (such as small, middle or large capitalization companies) or any specific average weighted maturity range (such as short-term, intermediate-term or long-term fixed income securities).

Additional Principal Investment Strategies of the Portfolios

Some of the underlying funds in which the Portfolios may invest can employ investment strategies such as using options, futures and options on futures. The Portfolios may invest in investment companies that borrow to invest. This is called leveraging. The Portfolios may also invest in investment companies that concentrate in a particular industry or industry sector. Although each Portfolio is classified as a diversified fund pursuant to the Investment Company Act of 1940, as amended, a Portfolio is permitted to invest in underlying funds that are classified as non-diversified. The Advisor manages risk through diversification and asset allocation, and by monitoring activities of underlying funds in which the Portfolios invest.

The Principal Risks of Investing in the Portfolios

Risks in General. Domestic and foreign economic growth and market conditions, interest rate levels and political events are among the factors affecting the securities markets of the Portfolios' investments. There is a risk the Advisor will not respond accurately to the direction of these and other factors and, as a result, the Advisor's investment decisions may not accomplish what they were intended to achieve. You could lose money investing in the Portfolios. You should consider your own investment goals, time horizon and risk tolerance before investing in the Portfolios. You should also consider the following factors before investing in the Portfolios. Unless otherwise noted, each risk factor below applies to each of the Portfolios.

Investment Companies. The Portfolios are funds of funds which invest primarily in the shares of registered open-end and closed-end investment companies, including exchange-traded investment companies, which are commonly referred to as "ETFs." Thus, each Portfolio is affected by the performance of those companies. Investing in investment companies does not eliminate investment risk.

You should recognize that you may invest directly in mutual funds. By investing in mutual funds indirectly through the Portfolios, you will bear both your proportionate share of the expenses of the Portfolios (including operating costs and investment advisory and administrative fees) and similar expenses of the underlying funds. In addition, you will bear your proportionate share of expenses related to the distribution of a Portfolio's shares and you also may indirectly bear expenses paid by an underlying fund for the distribution of its shares. Each Portfolio has the right to invest in investment companies that charge a "sales load" and other sales charges. Each Portfolio will seek to minimize such charges, but they can reduce the Portfolio's investment results.

Market Capitalization. Companies may be categorized as having a small, medium, or large capitalization market value. The potential risks are generally higher with small capitalization companies and lower with large capitalization companies. Therefore, investors should expect underlying funds which invest primarily in small-capitalization and medium-capitalization stocks, such as the investment companies in which the Aggressive Portfolio may invest, to be more volatile than, and to fluctuate independently of, broad stock market indices such as the S&P 500(r) Composite Index.

Concentration. Each Portfolio may invest in investment companies that concentrate in a particular industry (i.e., real estate) or industry sector (i.e., natural resources). Investments within a single industry or sector would be affected by developments within that industry or sector. Further, an underlying fund that concentrates is subject to greater risk than a fund that invests in a broader range of industries. Also, the value of the shares of such an underlying fund may be subject to greater market fluctuation than an investment in a more diversified fund.

Diversification. Some of the underlying funds in which the Portfolios may invest are classified as non-diversified funds for purposes of the Investment Company Act of 1940, as amended. This means that the underlying fund may invest a larger portion of its assets in a small number of securities. This may cause the market action of the underlying fund's larger security positions to have a greater impact on the fund's net asset value per share, which could lead to increased volatility.

Foreign Investing. Foreign investments may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, a lack of government regulation, and legal systems or market practices that permit inequitable treatment of minority and/or non-domestic investors. Investments in emerging markets may involve even greater risks such as immature economic structures and lesser-developed and more thinly traded securities markets. If an underlying fund invests primarily in a particular country or region, it may be adversely affected by the above factors or events particular to that country or region.

Long/Short Selling Risk. Each Portfolio, except for the International Portfolio, may invest in underlying funds that sell securities long or short. There are risks involved with selling securities long or short.
The underlying fund may not always be able to borrow the security or close out a short position at an acceptable price, and may have to sell long positions at disadvantageous times to cover its short positions. The underlying fund will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The underlying fund may be required to pay a premium, dividend or interest. The underlying fund's long positions could decline in value while the value of the securities sold short could increase, thereby increasing the potential for loss. It is also possible that the underlying fund's combination of securities held long and short will fail to protect the fund from overall stock market risk.

Arbitrage. The Alternative Strategies Portfolio may invest in underlying funds that use a merger arbitrage investment strategy. The principal risk involved with merger arbitrage investments is that certain of the proposed reorganizations may be renegotiated or terminated, which could result in a loss.

Fixed Income Investing.

Credit Risk. The Balanced and Alternative Strategies Portfolios are each subject to credit risk. These Portfolios may lose money if the issuer of a fixed income security cannot meet its financial obligations or goes bankrupt. High-yield, lower rated debt securities (i.e., "junk bonds") are considered to be more speculative than higher quality fixed income securities. They are more susceptible to credit risk than investment-grade securities. This is especially true during periods of economic uncertainty or during economic downturns.

Interest Rate Risk. Each Portfolio, except for the International Portfolio, is subject to interest rate risk. The value of a Portfolio's investments in fixed income securities are affected by movements in interest rates. The value of fixed income securities tend to fall when interest rates rise and to rise when interest rates fall. Generally, the longer the time until maturity, the more sensitive the price of a fixed income security is to interest rate changes.

Convertible Securities. The Balanced and Alternative Strategies Portfolios may invest in underlying funds that invest in convertible securities. Securities that can be converted into common stock, such as certain debt securities and preferred stock, are subject to the usual risks associated with fixed income investments, such as interest rate risk and credit risk. In addition, because they react to changes in the value of the equity securities into which they will convert, convertible securities are also subject to stock market risk.

Options, Futures and Options on Futures. An underlying fund may use derivatives such as options on stock or bond indices, financial and currency futures contracts and related options, and currency options.
There is no guarantee such strategies will work. If a fund's investment manager is not successful in employing such instruments in managing a fund's investments, the fund's performance will be worse than if it did not employ such strategies.

Leveraging. An underlying fund may borrow money to increase its holdings of portfolio securities. Since a fund must maintain asset coverage of 300%, an underlying fund that leverages could be required to sell investments at an inopportune time to satisfy this requirement. Leveraging also can exaggerate the effect of any increase or decrease in the value of portfolio securities held by that fund. The amounts borrowed are subject to interest costs and fees that may affect the gains achieved on the investment of such borrowed funds.

Portfolio Turnover. Each Portfolio presently estimates that its annualized portfolio turnover rate generally will not exceed 200%. High portfolio turnover might adversely affect a Portfolio's performance due to additional transaction costs (such as brokerage commissions or sales charges) and adverse tax effects.

Performance History

Performance information is presented below for each of the Portfolios. The bar charts and tables below show how each Portfolio has performed in the past and give some indication of the risk of investing in each Portfolio. Both assume that all dividends and distributions are reinvested in the applicable Portfolio. The bar chart shows how the performance of each Portfolio has varied from year to year. The accompanying tables compare each Portfolio's performance to that of a broad-based securities index over various periods ended December 31, 2004. After-tax returns are shown as well. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their New Century Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Keep in mind that past performance (before and after taxes) may not indicate how well a New Century Portfolio will perform in the future.



Calendar Year Total Returns as of December 31, 2004

New Century Captial Portfolio

Calender    Annual Total
Year          Returns

1995            28.10%
1996            14.54%
1997            26.06%
1998            20.09%
1999            34.72%
2000           -12.52%
2001           -13.36%
2002           -22.95%
2003            29.38%
2004            12.78%

During the periods shown in the bar chart, the highest return for a calendar quarter was 26.67 % (quarter ended December 31, 1999) and the lowest return for a calendar quarter was -18.27 % (quarter ended September 30, 2002).

Average Annual Total Returns
(For the periods ended December 31, 2004)

                                        1 Year    5 Years   10 Years
New Century Capital Portfolio
  Return Before Taxes                   12.78%    -3.15%     9.81%

New Century Capital Portfolio
  Return After Taxes on Distributions   12.78%    -3.54%     7.58%

New Century Capital Portfolio
  Return After Taxes on Distributions
  and Sale of Portfolio Shares           8.31%    -2.78%     7.36%

S&P 500(REGISTRATION MARK) Composite
Index* (1)                              10.87%    -2.30%    12.07%
----------

(1) The S&P 500(REGISTRATION MARK) Composite Index is a widely recognized, unmanaged index of stock performance.

* The returns for the Index reflect no deduction for fees, expenses or taxes. The SEC requires such deduction for fees, expenses and taxes to be reflected in the New Century Capital Portfolio's performance.



Calendar Year Total Returns as of December 31, 2004

New Century Balanced Portfolio

Calender    Annual Total
Year          Returns

1995            22.86%
1996            12.22%
1997            18.57%
1998            13.48%
1999            18.34%
2000            -4.70%
2001            -4.41%
2002           -14.09%
2003            22.94%
2004             9.80%

During the periods shown in the bar chart, the highest return for a calendar quarter was 15.44% (quarter ended December 31, 1999) and the lowest return for a calendar quarter was -11.54% (quarter ended September 30, 2002).

Average Annual Total Returns
(For the periods ended December 31, 2004)

                                        1 Year    5 Years   10 Years
New Century Balanced Portfolio
  Return Before Taxes                    9.80%     1.10%     8.78%

New Century Balanced Portfolio
  Return After Taxes on Distributions    9.37%     0.32%     6.54%

New Century Balanced Portfolio
  Return After Taxes on Distributions
  and Sale of Portfolio Shares           6.48%     0.50%     6.34%

S&P 500(REGISTRATION MARK) Composite
Index* (1)                              10.87%    -2.30%    12.07%

Lehman Brothers Intermediate
  Government/Credit Index* (2)           3.04%     7.21%     7.16%

Blended Index* (3)                       7.74%     1.50%    10.11%
----------

(1) The S&P 500(REGISTRATION MARK) Composite Index is a widely recognized, unmanaged index of stock performance.

(2) The Lehman Brothers Intermediate Government/Credit Index is an unmanaged index of intermediate and long-term government securities and investment grade corporate debt securities.

(3) The Blended Index is an unmanaged, hybrid index comprised of 60% of the S&P 500(REGISTRATION MARK) Composite Index and 40% of the Lehman Brothers Intermediate Government/Credit Index.

* The returns for the Indices reflect no deduction for fees, expenses or taxes. The SEC requires such deduction for fees, expenses and taxes to be reflected in the New Century Balanced Portfolio's performance.



Calendar Year Total Returns as of December 31, 2004

New Century Aggressive Portfolio

Calender    Annual Total
Year          Returns

2001           -14.82%
2002           -31.65%
2003            33.58%
2004            10.08%

During the periods shown in the bar chart, the highest return for a calendar quarter was 18.18% (quarter ended June 30, 2003) and the lowest return for a calendar quarter was -20.86% (quarter ended September 30, 2001).

Average Annual Total Returns
(For the periods ended December 31, 2004)

                                        1 Year    Since Inception on
                                                  November 1, 2000

New Century Aggressive Portfolio
  Return Before Taxes                   10.08%              -5.30%

New Century Aggressive Portfolio
  Return After Taxes on Distributions   10.08%              -5.30%

New Century Aggressive Portfolio
  Return After Taxes on Distributions
  and Sale of Portfolio Shares           6.55%              -4.45%

S&P 500(REGISTRATION MARK) Composite
  Index* (1)                            10.87%              -2.19%

NASDAQ Composite Index* (2)              8.59%              -9.57%

Russell 3000(REGISTRATION MARK) Growth
  Index* (3)                             6.93%              -9.13%
----------

(1) The S&P 500(REGISTRATION MARK) Composite Index is a widely recognized, unmanaged index of stock performance.

(2) The NASDAQ Composite Index is an unmanaged index of all NASDAQ domestic and international based common stocks listed on the NASDAQ Stock Market.

(3) The Russell 3000(REGISTRATION MARK) Growth Index measures the performance of those Russell 3000(REGISTRATION MARK) Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000 Growth or Russell 2000 Growth indexes.

* The returns for the Indices reflect no deduction for fees, expenses or taxes. The SEC requires such deduction for fees, expenses and taxes to be reflected in the New Century Aggressive Portfolio's performance.



Calendar Year Total Returns as of December 31, 2004

New Century International Portfolio

Calender    Annual Total
Year          Returns

2001           -18.29%
2002           -14.65%
2003            42.32%
2004            19.42%

During the periods shown in the bar chart, the highest return for a calendar quarter was 20.54% (quarter ended June 30, 2003) and the lowest return for a calendar quarter was -20.13% (quarter ended September 30, 2002).

Average Annual Total Returns
(For the periods ended December 31, 2004)


                                        1 Year    Since Inception on
                                                  November 1, 2000
New Century International Portfolio
  Return Before Taxes                   19.42%              2.99%

New Century International Portfolio
  Return After Taxes on Distributions   18.93%              2.87%

New Century International Portfolio
  Return After Taxes on Distributions
  and Sale of Portfolio Shares          13.27%              2.55%

S&P 500(REGISTRATION MARK) Composite
  Index* (1)                            10.87%             -2.19%

MSCI EAFE Index* (2)                    20.25%              2.60%
----------

(1) The S&P 500(REGISTRATION MARK) Composite Index is a widely recognized, unmanaged index of stock performance.

(2) The Morgan Stanley Capital International Europe, Australasia and Far East ("MSCI EAFE") Index is an unmanaged index which represents the performance of more than 1,000 equity securities of companies located in those regions.

* The returns for the Indices reflect no deduction for fees, expenses or taxes. The SEC requires such deduction for fees, expenses and taxes to be reflected in the New Century International Portfolio's performance.


Calendar Year Total Returns as of December 31, 2004

New Century Alternative
Strategies Portfolio

Calender    Annual Total
Year          Returns

2003            20.86%
2004             9.05%

During the periods shown in the bar chart, the highest return for a calendar quarter was 8.48% (quarter ended June 30, 2003) and the lowest return for a calendar quarter was 0.32% (quarter ended March 31, 2003).


Average Annual Total Returns
(For the periods ended December 31, 2004)



                                                       Since Inception on
                                        1 Year         May 1, 2002
New Century Alternative Strategies
  Portfolio Return Before Taxes         9.05%               8.03%

New Century Alternative Strategies
  Portfolio Return After Taxes
  on Distributions                      8.11%               7.33%

New Century Alternative Strategies
  Portfolio Return After Taxes on
  Distributions and Sale of
  Portfolio Shares                      6.45%               6.56%

S&P 500(REGISTRATION MARK) Composite
Index* (1)                             10.87%               6.05%

Lehman Brothers Intermediate
  Government/Credit Index* (2)          3.04%               5.79%

Blended Index* (3)                      4.47%               3.23%
----------

(1) The S&P 500(REGISTRATION MARK) Composite Index is a widely recognized, unmanaged index of stock performance.

(2) The Lehman Brothers Intermediate Government/Credit Index is an unmanaged index of intermediate and long-term government securities and investment grade corporate debt securities.

(3) The Blended Index is an unmanaged, hybrid index comprised of 35% of the S&P 500(REGISTRATION MARK) Composite Index and 65% of the 90-day T-bill rate.

* The returns for the Indices reflect no deduction for fees, expenses or taxes. The SEC requires such deduction for fees, expenses and taxes to be reflected in the New Century Alternate Strategies Portfolio's performance.


Expenses

As an investor, you pay certain fees and expenses in connection with the Portfolios, which are described in the table below. There are no sales loads or exchange fees associated with an investment in the Portfolios. Portfolio operating expenses are paid out of the assets of each Portfolio, so their effect is included in each Portfolio's share price.

Shareholder Fees (fees paid directly from your investment)

                                                                                        Alternative
                            Capital        Balanced       Aggressive     International  Strategies
                            Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
                           -----------------------------------------------------------------------------
Maximum Sales Charge
 (Load) Imposed
 on Purchases                 None           None           None           None           None

Maximum Deferred Sales
 Charge (Load)                None           None           None           None           None

Redemption Fee*               2.00%          2.00%          2.00%          2.00%          2.00%

Wire Redemption Fee**         $9.00          $9.00          $9.00          $9.00          $9.00

Exchange Fee                  None           None           None           None           None


Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)



                                                                                        Alternative
                            Capital        Balanced       Aggressive     International  Strategies
                            Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
                           -----------------------------------------------------------------------------
Management Fees               0.99%(a)       1.00%(a)       1.00%(a)       1.00%(a)       0.75%
Distribution 12b-1 Fees(b)    0.18%          0.16%          0.23%          0.22%          0.06%
Other Expenses 0.24%          0.26%          1.48%          0.52%          0.31%
                           -----------------------------------------------------------------------------
Total Portfolio
 Operating Expenses           1.41%          1.42%          2.71%          1.74%          1.12%
                           -----------------------------------------------------------------------------
Fee Waivers                     --             --           1.21%          0.24%            --
                           -----------------------------------------------------------------------------
Net Expenses(c)               1.41%          1.42%          1.50%          1.50%          1.12%


* Effective March 1, 2005, a 2.00% redemption fee shall be imposed on any shares redeemed within 30 days of their initial purchase. This redemption fee shall apply to all shareholders and accounts, but only on the purchase of shares made after March 1, 2005. This redemption fee shall equal 2.00% of the amount being redeemed. In determining any redemption fee, the shares held the longest in the account shall be considered redeemed first. Any redemption fees shall be credited to the applicable Portfolio. This redemption fee is being imposed to prevent short-term trading and to offset transaction and other costs associated with short-term trading.

** Wire redemption fees are only imposed upon shareholders requesting a redemption or distribution via wire.

(a) For its services to the Capital, Balanced, Aggressive and International Portfolios, the Advisor receives a Management Fee, computed daily and payable monthly, at the annualized rate of 1% of such Portfolio's average daily net assets for the first $100 million in assets and 0.75% of the assets exceeding that amount.

(b) Under the Trust's Rule 12b-1 Plan, each Portfolio may pay up to 0.25% of its average daily net assets to Weston Securities Corporation (the "Distributor"). The Distributor has voluntarily agreed to waive payments made by each Portfolio pursuant to the Trust's Rule 12b-1 Plan in amounts equal to any sales commissions or other compensation received by the Distributor in connection with purchasing or holding investment company shares.

(c) The Advisor has agreed to contractually limit the total expenses (excluding interest, taxes, brokerage and extraordinary expenses) to an annual rate of 1.50% of the average net assets of each Portfolio until October 31, 2005. This fee waiver may be terminated at any time after October 31, 2005. The Advisor is entitled to reimbursement from a Portfolio of any fees waived pursuant to these arrangements if such reimbursement does not cause the Portfolio to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Advisor incurred the expense.

Example. This Example is intended to help you compare the cost of investing in the Portfolios with the cost of investing in other mutual funds. The Example should not be considered indicative of future investment returns and operating expenses, which may be more or less than those shown.

This Example assumes that you invest $10,000 in a Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


                                 1 Year    3 Years    5 Years    10 Years
                               -----------------------------------------------
Capital Portfolio                $144      $446       $  771      $1,691
Balanced Portfolio               $145      $449       $  776      $1,702
Aggressive Portfolio(1)          $274      $841       $1,435      $3,041
International Portfolio(1)       $177      $548       $  944      $2,052
Alternative Strategies
Portfolio                        $114      $356       $  617      $1,363
----------

(1) The cost shown for the one-year period reflects the expense cap imposed by the contractual expense limitation agreement. Should the Advisor continue these expense limitation agreements for the periods indicated below, your costs would be:


                              One Year    Three Years   Five Years   Ten Years
                            ---------------------------------------------------
Aggressive Portfolio          $153        $474          $818         $1,791
International Portfolio       $153        $474          $818         $1,791



Additional Information Concerning the Principal Investment Strategies

Investments in Investment Companies and the Investment Company Industry. The Portfolios invest primarily in securities of registered investment companies and will attempt to identify investment companies that have demonstrated superior management, better investment results, and lower costs and expenses in the past. There can be no assurance that this result will be achieved. Each Portfolio must also structure its investments in other investment company shares to comply with certain provisions of federal securities laws. Currently, the law limits the amount of the investment of New Century Portfolios' assets in any investment company to 3% of the total asset value of any such issuer. Some underlying funds may concentrate their investments in various industries or industry sectors and may use options, futures, or options on futures in their investment programs. A Portfolio's diversification among investment companies would prevent it from being concentrated in those industries or investment programs as a result of an investment in an underlying fund.

Investment decisions by the investment advisors of the underlying funds are made independently of the Portfolios and its Advisor. Therefore, the investment advisor of one underlying fund may be purchasing shares of the same issuer whose shares are being sold by the investment advisor of another such fund. The result of this would be an indirect expense to a Portfolio without accomplishing any investment purpose.

Each Portfolio expects that it will select the investment companies in which it will invest based, in part, upon an analysis of the past and projected performance and investment structure of the investment companies. However, each Portfolio may consider other factors in the selection of investment companies. These other factors include, but are not limited to, the investment company's size, shareholder services, liquidity, investment objective and investment techniques, etc. Each Portfolio will be affected by the losses of its underlying investment companies, and the level of risk arising from the investment practices of such investment companies (such as repurchase agreements, quality standards, or lending of securities) and has no control over the risks taken by such investment companies.

Investing in investment companies does not eliminate investment risk. When the Advisor has identified a significant upward trend in a particular market sector, each Portfolio retains the right to invest within the ranges established for that Portfolio, in investment companies that invest primarily in that particular market sector. Such investment companies may have greater fluctuations in value when compared to other categories of investment companies that are not invested primarily in the particular market sector selected by the Advisor.

Underlying Funds. Each New Century Portfolio is diversified among various asset categories, as follows:

                                                                                        Alternative
                            Capital        Balanced       Aggressive     International  Strategies
                            Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
---------------------------------------------------------------------------------------------------------
EQUITY:
Growth                        X              X              X              X              X

Growth and Income             X              X              X              X              X

Small Company                 X              X              X              X              X

Mid-Cap                       X              X              X              X              X

Aggressive                    X                             X              X

Domestic Hybrid               X              X                                            X

Foreign Equity                X              X              X              X              X

Specialty Real Estate         X              X              X              X              X

FIXED INCOME:
Government Treasury Bonds     X              X              X                             X

General Corporate Bonds                      X                                            X

High Yield Bonds                             X                                            X

Worldwide Bonds                              X                             X              X



The underlying funds in which the Portfolios invest reflect a broad spectrum of investment opportunities including equities, fixed income, domestic, foreign and emerging markets. The funds may invest in various obligations and employ various investment techniques. The following describes some of the most common of such obligations and techniques.

Managing Risk. To achieve each Portfolio's objective of managing risk, the Advisor may invest a portion of each Portfolio's assets in those investment companies that use different versions of so-called defensive strategies to minimize risk. These defensive strategies may include the purchase of low volatility stocks, a combination of stocks and bonds or convertible bonds, money market funds, cash and cash equivalents, as well as high dividend paying stocks. For example, an underlying fund may be chosen because it invests primarily in intermediate or short-term bonds, which are less volatile than funds emphasizing longer-term bonds.

Long/Short Selling. An underlying fund may engage in selling securities long or short as a basic component of their management strategies. Short sales involve selling securities the underlying fund does not own. To complete the transaction, the underlying fund must borrow the security from a broker or other financial institution.

Market Neutral Investing. The Portfolios may invest in investment companies that employ a market neutral investment strategy, and the Alternative Strategies Portfolio may invest in such underlying funds as a part of its principal investment strategy. A market neutral investment strategy involves taking long and short positions in different stocks in an effort to insulate the fund's performance from the effects of general stock market movements.

Convertible Securities. The Portfolios may invest in investment companies that invest in convertible securities. Convertible securities include debt obligations and preferred stock of the company issuing the security, which may be exchanged for a pre-determined price (the conversion price) into the common stock of the issuer.

Foreign Securities. The Portfolios may utilize global macro investment strategies by investing in investment companies that invest primarily in foreign securities. The International Portfolio will primarily invest in international mutual funds that invest significantly in foreign securities.
 The foreign securities in which an underlying fund may invest can include securities from emerging markets and securities located within a particular foreign country or region.

Arbitrage. The Portfolios may invest in investment companies that engage in arbitrage techniques such as merger arbitrage, and the Alternative Strategies Portfolio may invest in such underlying funds as a part of its principal investment strategy. Merger arbitrage involves investing in securities of companies that are, or are expected to be, involved in publicly announced mergers, takeovers or other corporate reorganizations. Merger arbitrage is a highly specialized investment approach generally designed to profit from the successful completion of proposed mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other types of corporate reorganizations. Although a variety of strategies may be employed depending upon the nature of the reorganization, the most common merger arbitrage activity involves purchasing the shares of a proposed acquisition target at a discount to their expected value upon the completion of the acquisition.

High-Yield Securities. The Balanced and Alternative Strategies Portfolios may each invest in companies that invest primarily in distressed securities, such as high-yield, lower-rated debt securities. High-yield, lower-rated debt securities are commonly referred to as "junk bonds." The value of high-yield securities is subject to greater volatility and is generally more dependent on the ability of the issuer to meet interest and principal payments than is the case for higher quality securities. Issuers of high-yield securities may not be as strong financially as those issuing bonds with higher credit ratings.

Natural Resources. The Portfolios may invest in investment companies that invest primarily in the natural resources sector, and the Alternative Strategies Portfolio may invest in such underlying funds as a part of its principal investment strategy. The natural resources sector includes companies engaged in the discovery, development, production or distribution of natural resources and companies that develop technologies and furnish natural resource supplies and services to those companies. Natural resources include energy companies, such as crude oil, petroleum and natural gas companies. It may also include companies that invest in precious metals such as gold bullion, and companies engaged in the production of precious metals. The values of natural resources are affected by numerous factors including events occurring in nature and international politics. For example, events in nature such as earthquakes or fires in prime resource areas, and political events, such as coups or military confrontations, can affect the overall supply of a natural resource and thereby the value of companies involved in such natural resource.

REITs. The Portfolios may invest in investment companies that concentrate in REITs. In addition, the Alternative Strategies Portfolio is currently authorized to invest up to 5% of its total assets directly in REITs. REITs are equity securities that allow investors to participate in the benefits of owning income-producing real estate or mortgages on real property.
REITs are subject to the cyclical nature of the real estate industry, including declines in the value of real estate, risks related to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, and variations on rental income.

Options, Futures and Options on Futures. Successful use by an underlying fund of options on stock or bond indices, financial and currency futures contracts and related options, and currency options will be subject to the investment manager's ability to predict correctly movements in the direction of the securities and currency markets generally or of a particular segment. If a fund's investment manager is not successful in employing such instruments in managing a fund's investments, the fund's performance will be worse than if it did not employ such strategies. In addition, a fund will pay commissions and other costs in connection with such investments, which may increase the fund's expenses and reduce the return. In writing options on futures, a fund's loss is potentially unlimited and may exceed the amount of the premium received.

Certain positions may be closed out only on an exchange which provides a secondary market. There can be no assurance that a liquid secondary market will exist for any particular option, futures contract or option thereon at any specific time. Thus, it may not be possible to close such a position and this could have an adverse impact on a fund. When trading options on foreign exchanges or in the OTC market many of the protections afforded to exchange participants will not be available and a secondary market may not exist.

The Investment Selection Process Used by the Portfolios. The Advisor prescribes ranges for the level of investment that must be maintained within each asset category and from time to time may reset such ranges based upon a number of macro economic factors and the relative performance of each category. A category may be over- or under-weighted based upon its performance. The relative performance and weighting of each category is monitored continually and is adjusted periodically to manage risk and enhance performance. The Advisor will select those retail and institutional mutual funds within the appropriate category that exhibit superior performance, consistency of investment style, acceptable levels of risk, and management tenure. The Advisor manages the actual mutual funds that are held by a Portfolio by using continual screening and comparison programs to maximize returns at an acceptable level of risk.

Trend Analysis. The Advisor will monitor and respond to changing economic and market conditions and then, if necessary, reposition the assets of each Portfolio. The Advisor uses a number of techniques to make investment decisions, one of which is trend analysis. Trends are analyzed by using a variety of technical and fundamental indicators, such as the direction of interest rates, economic growth and various moving averages.

Portfolio Holdings

A description of the Trust's policies and procedures with respect to the disclosure of each Portfolio's securities holdings is available in the Statement of Additional Information.

WHO MANAGES THE PORTFOLIOS

The Investment Advisor

Weston Financial Group, Inc. (the "Advisor"), located at 40 William Street, Suite 100, Wellesley, MA 02481-3902, serves as the investment advisor to each Portfolio under separate investment advisory agreements (the "Advisory Agreements"). The Advisory Agreements provide that the Advisor will furnish continuous investment advisory and management services to the Portfolios. The Advisor was organized in 1981 as a registered investment advisor. In addition to the Portfolios, the Advisor provides investment management services to individuals and as of December 31, 2004, had approximately $1.1 billion under management.

The Advisor manages the investments of the Portfolios, subject to policies adopted by the Trust's Board of Trustees. The Advisor pays the salaries and fees of all officers and trustees of the Trust who are also officers, directors or employees of the Advisor. The Trust pays the salaries and fees of all other trustees of the Trust. For its services to the Capital, Balanced, Aggressive and International Portfolios, the Advisor receives a fee, computed daily and payable monthly, at the annualized rate of 1.00% of each Portfolio's average daily net assets for the first $100 million in assets and 0.75% of the net assets exceeding that amount. For its services to the Alternative Strategies Portfolio, the Advisor receives a fee, computed daily and payable monthly, at the annualized rate of 0.75% of the Portfolio's average daily net assets. During the fiscal year ended October 31, 2004, the Capital Portfolio, Balanced Portfolio, Aggressive Portfolio, International Portfolio and Alternative Strategies Portfolio paid the Advisor fees at the rate of 0.99%, 1.00%, 0%, 0.76% and 0.75%, respectively, of each Portfolio's average daily net assets.

The Advisor also serves as the Portfolios' administrator under an agreement with the Trust on behalf of each Portfolio (the "Administration Agreement"). The Administration Agreement provides that the Advisor will furnish the Portfolios with office space, and with any ordinary clerical and bookkeeping services not furnished by the custodian, transfer agent or distributor. The Board of Trustees approved the Administration Agreement. As compensation for its services as an administrator, the Advisor receives an amount equal to the salaries and expenses of the personnel who perform the administrative duties.

The Portfolio Managers

The Advisor analyzes investment trends and strategies for the Portfolios and continuously reviews and administers each Portfolio's investment program, subject to the objectives specified in the Prospectus and supplemental guidelines approved by the Board of Trustees.

Wayne M. Grzecki, who has 32 years of investment experience, is the President of the Trust and the Portfolio Manager of each of the Portfolios, except for the Alternative Strategies Portfolio. Mr. Grzecki is a Principal of Weston Financial Group, Inc. and has been a Senior Financial Counselor with the Advisor since 1986. He has managed the Capital Portfolio and Balanced Portfolio since 1995, the Aggressive Portfolio and International Portfolio since their inception in 2000, and has served as a Co-Manager of the Alternative Strategies Portfolio from its inception in 2002 until March of 2005. Effective March 1, 2005, Ronald A. Sugameli is the Portfolio Manager for the Alternative Strategies Portfolio. Mr. Sugameli has served as the Co-Manager of the Alternative Strategies Portfolio since its inception in 2002. Mr. Sugameli has 28 years of investment experience and is Vice President of the Trust. Mr. Sugameli is a Principal of Weston Financial Group, Inc. and has been a Senior Financial Counselor with the Advisor since 1984.

Mr. Grzecki and Mr. Sugameli meet periodically with the Investment Committee of the Advisor and discuss the investment management of each Portfolio. The members of the Investment Committee include Susan K. Arnold, Douglas A. Biggar, Matthew D. Biggar, Kerry P. Falco, Wayne M. Grzecki, Maria A. Staffiere, Ronald A. Sugameli and Nicole M. Tremblay. Douglas A. Biggar, a Principal of the Advisor and a Trustee of the Trust, served as the portfolio manager of the Capital Portfolio and Balanced Portfolio from their inception to 1994.

HOW TO BUY AND SELL SHARES

Pricing of Portfolio Shares

The price you pay for a share of a Portfolio is called the Portfolio's net asset value (the "NAV"). Generally, the price you receive upon selling or redeeming a share of a Portfolio is its NAV; except that, the redemption of shares held for less than 30 days from the date of initial purchase will be subject to a redemption fee of 2.00% of the redemption proceeds. The NAV is calculated by taking the total value of a Portfolio's assets, subtracting its liabilities, and then dividing by the number of shares that have already been issued. This is a standard calculation, and forms the basis for all transactions involving buying, selling, exchanging or reinvesting shares. The NAV is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) every day the Exchange is open. Your order will be priced at the next NAV calculated after the Portfolios' transfer agent, Ultimus Fund Solutions, LLC ("Ultimus," or the "Transfer Agent"), receives your order in proper form. Each Portfolio's investments are valued based on market value, or where market quotations are not readily available, based on fair value as determined in good faith by the Trust's Board of Trustees. The Portfolios may use pricing services to determine market value. Each Portfolio's NAV is calculated based upon the net asset values of the underlying funds in which such Portfolio invests. The prospectuses for the underlying funds explain the circumstances under which those registered investment companies will use fair value pricing and the effects of using fair value pricing.

Distribution Plan

Each Portfolio has adopted the Trust's Rule 12b-1 plan, which allows a Portfolio to pay distribution fees for the sale and distribution of its shares. The maximum level of distribution expenses is 0.25% per year of a Portfolio's average net assets. As these fees are paid out of a Portfolio's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.




Instructions for Opening and Adding to an Account

To Open An Account                           To Add To An Account

By Mail:                                     By Mail:
Complete and sign the Account Application    Complete the investment slip that is included
or an IRA Application.                       on your account statement, and write your
                                             account number on your check.  If you no longer
                                             have your investment slip, please reference your name,
                                             account number and address on your check.


* There is no minimum initial or subsequent investment amount for purchasing shares in a Portfolio.

*   Make your check payable to the New Century Portfolios.

* For IRA accounts, please specify the year for which the contribution is made.



To Open An Account                           To Add To An Account
Mail Your Application And Check To:          Mail The Slip And The Check To:

New Century Portfolios                       New Century Portfolios
c/o Ultimus Fund Solutions, LLC              c/o Ultimus Fund Solutions, LLC
P.O. Box 46707                               P.O. Box 46707
Cincinnati, OH  45246-0707                   Cincinnati, OH  45246-0707

By Overnight Courier, Send To:               By Overnight Courier, Send To:
New Century Portfolios                       New Century Portfolios
c/o Ultimus Fund Solutions, LLC              c/o Ultimus Fund Solutions, LLC
225 Pictoria Drive                           225 Pictoria Drive
Suite 450                                    Suite 450
Cincinnati, OH  45246                        Cincinnati, OH  45246

By Telephone:                                By Telephone:
Telephone transactions may not be used       You automatically are granted telephone
for initial purchases.                       transaction privileges unless you
                                             decline them on your Account Application or
                                             by calling (888) 639-0102. You may call
                                             (888) 639-0102 to purchase shares in an existing
                                             account. Shares purchased by telephone will be
                                             purchased at the NAV next determined after the
                                             Transfer Agent receives your funds and all
                                             required information, including a completed
                                             application, is provided.

To Open An Account                           To Add To An Account
By Wire:                                     By Wire:
Call (888) 639-0102 for instructions         Send your investment to U.S. Bank, N.A.
and to obtain an account number prior        by following the instructions listed in the column
to wiring the Portfolios.                    to the left.

*   U.S. Bank, N.A.

*   ABA # 04-20000-13

*   Attention: New Century Portfolios

*   Credit Account # 19945-6633

* For further credit to: investor account number; name(s) of investor(s); SSN or TIN; name of Portfolio to be purchased.



Telephone and Wire Transactions

Only bank accounts held at domestic financial institutions that are Automated Clearing House (ACH) members can be used for telephone transactions. It takes 15 calendar days after receipt by the Portfolios of your bank account information to establish this feature. Purchases by ACH transfer may not be made during this time. You automatically are granted telephone transaction privileges unless you decline them on your Account Application or by calling (888) 639-0102. With respect to purchases made by telephone, the Portfolios and their agents will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon telephone instructions, providing written confirmation of all such transactions, and/or tape recording all telephone instructions. If reasonable procedures are followed, the Portfolios or their agents will not be liable for any loss, cost or expense for acting upon an investor's telephone instructions or for any unauthorized telephone transactions.

If you purchase your initial shares by wire, the Transfer Agent first must have received a completed Account Application and issued an account number to you. The account number must be included in the wiring instructions set forth above.

The Transfer Agent must receive your Account Application to establish shareholder privileges and to verify your account information. Payment of redemption proceeds may be delayed and taxes may be withheld unless the Portfolios receive a properly completed and executed Account Application.

Shares purchased by wire will be purchased at the NAV next determined after the Transfer Agent receives your wired funds and all required information is provided in the wire instructions.

Exchange Privilege. As a convenience, the Portfolios' shareholders may exchange all or part of their investment in the Portfolios for the New Century Money Market Portfolio, a money market fund advised by Deutsche Investment Management Americas Inc. (and not by the Advisor) that invests in a diversified portfolio of high quality money market instruments. THIS PROSPECTUS DOES NOT OFFER THE SHARES OF THE NEW CENTURY MONEY MARKET PORTFOLIO.

Additional Purchase Information

The Portfolios may hold redemption proceeds until the proceeds used to purchase shares have been collected (e.g., your check has cleared, or your ACH payments have been received), but in no event for more than 10 calendar days.

If you fail to provide and certify to the accuracy of your Social Security Number or Taxpayer Identification Number, the Portfolios will be required to withhold 30% of all dividends, distributions and payments, including redemption proceeds.

Please note that the Portfolios are offered and sold only to persons residing in the United States or Puerto Rico. Applications will only be accepted if they contain a U.S. or Puerto Rico address. This Prospectus should not be considered a solicitation to buy or an offer to sell shares of the Portfolios in any jurisdiction where it would be unlawful under the securities laws of that jurisdiction.

All purchases must be made in U.S. Dollars and checks must be drawn on U.S. banks. No cash, credit cards or third party checks will be accepted. A fee may be charged against your account for any payment check returned to the Transfer Agent or for any incomplete ACH or other electronic funds transfer, or for insufficient funds, stop payment, closed account or other reasons. You will also be responsible for any losses suffered by the Portfolios as a result. The Portfolios reserve the right to reject any purchase order for Portfolio shares.

Customer Identification Program. Federal regulations require that the Trust obtain certain personal information about you when opening a new account. As a result, the Trust must obtain the following information for each person that opens a new account:

*   Name;

*   Date of birth (for individuals);

* Residential or business street address (although post office boxes are still permitted for mailing); and

* Social Security number, taxpayer identification number, or other identifying number.

You may also be asked for a copy of your driver's license, passport, or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities.

After an account is opened, the Trust may restrict your ability to purchase additional shares until your identity is verified. The Trust also may close your account or take other appropriate action if they are unable to verify your identity within a reasonable time.

If your account is closed for this reason, your shares will be redeemed at the NAV next calculated after the account is closed.

Automatic Investment Program. Call us to set up an automatic investment program. Under the program you can have money transferred automatically from your checking account to a Portfolio each month to buy additional shares. The market value of the Portfolio's shares may fluctuate and a systematic investment program such as this will not assure a profit or protect against a loss. You may discontinue the program at any time by notifying the Transfer Agent or Weston Securities Corporation (the "Distributor"), the Portfolios' distributor, by mail or phone.

Purchase Restrictions. Each Portfolio reserves the right in its sole discretion (i) to waive or lower investment minimums, (ii) to accept initial purchases by telephone or mailgram, and (iii) to refuse any purchase or exchange order, including purchase orders from any investor who engages in excessive purchases and redemptions in their account.

These actions will be taken when, in the sole discretion of management, they are deemed to be in the best interest of a Portfolio.

Instructions for Selling Portfolio Shares or for Closing an Account

To Sell Shares or to Close an Account

By Mail.  Write a letter of instruction that includes:

*   the name(s) and signature(s) of all account owners

*   your account number

*   the Portfolio name

*   the dollar or share amount you want to sell

*   how and where to send the proceeds

* if redeeming from your IRA, please note applicable withholding requirements

Obtain a medallion signature guarantee or other documentation, if required.

Mail Your Request To:                        By Overnight Courier, Send To:

New Century Portfolios                       New Century Portfolios
c/o Ultimus Fund Solutions, LLC              c/o Ultimus Fund Solutions, LLC
P. O. Box 46707                              225 Pictoria Drive
Cincinnati, OH  45246-0707                   Suite 450
                                             Cincinnati, OH  45246



By Telephone. You are automatically granted telephone transaction privileges unless you decline them on your Account Application or by calling (888) 639-0102. You may redeem Portfolio shares by calling (888) 639-0102. Redemption proceeds will be mailed directly to you at the address, or electronically transferred to the bank and account number, designated on your Account Application.

Unless you decline telephone privileges on your Account Application, as long as the Portfolios take reasonable measures to verify the order, you may be responsible for any fraudulent telephone order.

Systematic Withdrawal Plan. Call us to request a Systematic Withdrawal Plan. It may be set up over the phone or by letter of instruction. Our systematic withdrawal program allows you to sell your shares and receive regular payments from your account on a monthly, quarterly or annual basis. Shares sold pursuant to the Systematic Withdrawal Plan will not be subject to a redemption fee. If the withdrawals are to be sent to someone who is not a registered owner of the shares, a signature guarantee is required on your letter of instruction for this service. We may refuse to establish a systematic withdrawal program for an account under $10,000 or a withdrawal payment under $50. When you sell your shares under a systematic withdrawal program, it is a taxable transaction.

Other Information. For specific information on how to redeem your account, and to determine if a signature guarantee or other documentation is required, please call toll-free in the U.S.: (888) 639-0102.

As explained under "How to Exchange Shares," shareholders in the Portfolios may exchange all or part of their investment for shares of the New Century Money Market Portfolio. To redeem shares from the New Century Money Market Portfolio, follow the same procedures that apply to redeeming shares of the Portfolios. If you have any questions about redeeming shares of the New Century Money Market Portfolio, please call (888) 639-0102. Please note that when redeeming less than all your shares of the New Century Money Market Portfolio, your proceeds will exclude accrued and unpaid income from the New Century Money Market Portfolio through the date of the redemption. When redeeming your entire balance from the New Century Money Market Portfolio, accrued income will automatically be paid to you when the income is collected and paid from the New Century Money Market Portfolio, at the end of the month.

Additional Redemption Information

Payment of Redemption Proceeds. You may redeem shares on any day that the Portfolios are open for business. Your shares will be sold at the next NAV per share calculated after the Transfer Agent receives your order in proper form. A 2.00% redemption fee shall be imposed on any shares redeemed within 30 days of their initial purchase. This redemption fee shall apply to all shareholders and accounts, but shall only apply to shares purchased after March 1, 2005. The redemption fee shall not apply towards shares purchased with the reinvestment of dividends nor shall it apply to exchanges between the various Portfolios of the Trust. The redemption fee shall equal 2.00% of the redemption proceeds. In determining the amount of any redemption fee, the shares having been held the longest in the account shall be considered redeemed first. Redemption fees shall be retained by the applicable Portfolio. This redemption fee is meant to prevent short-term trading in the Portfolios and to offset any transaction and other costs associated with short-term trading.

Your order will be processed promptly and you will receive the proceeds within seven days after receiving your properly completed request. Payment of the redemption proceeds for shares of the Portfolios where you request wire payment will normally be made in federal funds on the next business day.

Before selling recently purchased shares, please note that if the Transfer Agent has not yet collected payment for the shares you are selling, it may delay sending the proceeds for up to 10 calendar days. This procedure is intended to protect the Portfolios and their shareholders from loss.

The Transfer Agent will wire redemption proceeds only to the bank and account designated on the Account Application or in written instructions (with signatures guaranteed) subsequently received by the Transfer Agent, and only if the bank is a member of the Federal Reserve System. Your instructions should include:

* the name, address, and telephone number of the bank where you want the proceeds sent

*   the Federal Reserve ABA Routing number

*   your bank account number

The Transfer Agent currently charges a $9.00 fee for each payment by wire of redemption proceeds, which will be deducted from your redemption proceeds.

If the dollar or share amount requested to be redeemed is greater than the current value of your account, your entire account balance will be redeemed. If you choose to redeem your account in full, any automatic service currently in effect for the account will be terminated unless you indicate otherwise in writing.

Medallion Signature Guarantees. A medallion signature guarantee of each owner is required to redeem shares in the following situations: (i) if you change ownership on your account; (ii) when you want the redemption proceeds sent to a different address than that registered on the account;
(iii) if the proceeds are to be made payable to someone other than the account's owner(s); (iv) any redemption transmitted by federal wire transfer to a bank other than your bank of record; and (v) if a change of address request has been received by the Transfer Agent within the last 15 days. In addition, signature guarantees are required for all redemptions of $50,000 or more from any shareholder account.

Signature guarantees are designed to protect both you and the Portfolios from fraud. When a Portfolio requires a signature guarantee, a medallion signature guarantee must be provided. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which is participating in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and New York Stock Exchange, Inc. Medallion Guarantee (NYSE
MSP). Signature guarantees from financial institutions which are not participating in one of these programs will not be accepted. Notaries Public cannot provide signature guarantees.

Corporate, Trust and Other Accounts. Redemption requests from corporate, trust and institutional accounts, and executors, administrators and guardians, require documents in addition to those described above, evidencing the authority of the officers, trustees or others. In order to avoid delays in processing redemption requests for these accounts, you should call the Portfolios at (888) 639-0102 before making the redemption request to determine what additional documents are required.

Transfer of Ownership. In order to change the account registration or transfer ownership of an account, additional documents will be required. In order to avoid delays in processing these requests, you should call the Portfolios at (888) 639-0102 before making your request to determine what additional documents are required.

Redemption Initiated by the Portfolios. If your account balance falls below $500, your Portfolio may ask you to increase your balance. If your account balance is still below $500 after 30 days, the Portfolio may close your account and send you the proceeds. This minimum balance requirement does not apply to IRAs and other tax-sheltered investment accounts. The right of redemption by the Portfolios will not apply if the value of your account drops below $500 because of market performance.

Suspension of Redemption Rights. The Board of Trustees may suspend the right of redemption or postpone the date of payment during any period when:

* trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission,

*   such Exchange is closed for other than weekends and holidays,

* the Securities and Exchange Commission has by order permitted such suspension, or

* an emergency, as defined by rules of the Commission, exists during which time the sale of portfolio securities or valuation of securities held by the Portfolio are not reasonably practicable.

Redemptions In-Kind. The Portfolios have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that the Portfolio makes an in-kind distribution, you could incur brokerage and transaction charges when converting the securities to cash. You could be required to comply with normal procedures to redeem shares of an underlying fund and could experience normal processing delays. In-kind redemptions will be made when the Board determines that it would be detrimental to a Portfolio to make payment in cash.

Frequent Purchases and Redemptions of Shares

The Portfolios are intended as long-term investment vehicles and not to provide a means of speculating on short-term market movements. The Board of Trustees of the Trust have adopted policies and procedures to detect and prevent frequent and abusive trading practices by shareholders. Such frequent trading is commonly referred to as "market timing." Market timing may disrupt portfolio management strategies, harm the performance of a Portfolio, dilute the value of a Portfolio's shares held by long-term shareholders, increase brokerage and administrative costs, and generate taxable consequences by causing a Portfolio to sell securities to meet redemption request. It is the policy of the Trust not to permit market timing, by any shareholder, in its Portfolios.

The Trust currently considers excessive trading to involve more than six purchases followed by redemptions (or vice versa) within one calendar year. If such market timing is detected within an account (or accounts) held by a shareholder, it is the policy of the Trust to issue warnings to the account, restrict future account activity and reject future purchases from such shareholder. If the account is subsequently redeemed, the shareholder will not be permitted to make future purchases or open new accounts.

In an effort to deter market timing or other abusive trading activities, the Trust has adopted a redemption fee. A 2.00% redemption fee shall be imposed on any shares redeemed within 30 days of their initial purchase. This redemption fee shall apply to all shareholders and accounts, but shall only apply to shares purchased after March 1, 2005. The redemption fee shall not apply towards shares purchased with the reinvestment of dividends nor shall it apply to exchanges between the various Portfolios of the Trust. The redemption fee shall equal 2.00% of the redemption proceeds.
In determining the amount of any redemption fee, the shares having been held the longest in the account shall be considered redeemed first. Redemption fees shall be retained by the applicable Portfolio. This redemption fee is meant to prevent short-term trading in the Portfolios and to offset any transaction and other costs associated with short-term trading.

The Trust has delegated to its Transfer Agent the primary responsibility for monitoring excessive trading and money flows within its Portfolios. However, the Advisor also periodically monitors shareholder trades to determine if frequent trading activity is occurring.

The Trust also has these policies and procedures in place to detect and deter market timing activities through its exchange privilege.

These policies and procedures have been developed to prevent market timing by any shareholder. The Trust's market timing policies and procedures apply uniformly to all shareholder accounts. However, it may be difficult to determine frequent and abusive trading within certain types of shareholder accounts, such as those held by a broker-dealer in street name or by a mutual fund supermarket in an omnibus shareholder account.

How to Exchange Shares

You may exchange all or a portion of your investment from one New Century Portfolio to another. You may exchange shares by mail or by telephone. You are automatically granted telephone transaction privileges unless you decline them on your Account Application or by calling (888) 639-0102.

Any new account established through an exchange will have the same privileges as your original account and will also be subject to the minimum investment requirements described above. There is currently no fee for an exchange. Exchanges will be executed on the basis of the relative NAV of the shares exchanged. An exchange is considered to be a sale of shares for federal income tax purposes on which you may realize a taxable gain or loss.

In addition to your ability to exchange all or a portion of your investment between the New Century Portfolios, you may also exchange Portfolio shares for shares of the New Century Money Market Portfolio. Once you have opened a New Century Money Market Portfolio account, you may send a written exchange request to New Century Portfolios or, if you have established telephone exchange privileges, call (888) 639-0102. Please read that Prospectus before making an exchange into the New Century Money Market Portfolio. This exchange privilege is offered as a convenience to the Portfolios' shareholders. Please note that when exchanging from a Portfolio to the New Century Money Market Portfolio, you will begin accruing income from the New Century Money Market Portfolio the day following the exchange. When exchanging less than all of the balance from the New Century Money Market Portfolio to your Portfolio, your exchange proceeds will exclude accrued and unpaid income from the New Century Money Market Portfolio through the date of the exchange. When exchanging your entire balance from the New Century Money Market Portfolio, accrued income will automatically be exchanged into the Fund when the income is collected and paid from the New Century Money Market Portfolio, at the end of the month.

More Information About the Exchange Privilege. The Portfolios are intended as long-term investment vehicles and not to provide a means of speculating on short-term market movements. In addition, excessive trading can hurt a Portfolio's performance and shareholders. Therefore, the Portfolios may terminate, without notice, the exchange privilege of any investor who uses the exchange privilege excessively (more than six times each year). This policy does not apply to investors who have elected to participate in the Automatic Exchange Program.

The Portfolios may change or temporarily suspend the exchange privilege during unusual market conditions.

About the New Century Money Market Portfolio. Please be sure to read the New Century Money Market Portfolio Prospectus before investing in that portfolio.

The New Century Money Market Portfolio seeks maximum current income consistent with stability of capital by investing in U. S.
dollar-denominated money market instruments that mature in 12 months or less.

The New Century Money Market Portfolio is managed by Deutsche Investment Management Americas Inc. and not by the Advisor. Scudder Distributors Inc. is the distributor of the New Century Money Market Portfolio's shares.

Retirement Plan Services

The Portfolios offer a wide variety of retirement plans for individuals and institutions, including large and small businesses. For information on establishing retirement accounts and for a complete list of retirement accounts offered, please call (888) 639-0102. Complete instructions about how to establish and maintain your plan, and how to open accounts for you and your employees will be included in the retirement plan kit you receive in the mail.

The retirement plans currently available to shareholders of the Portfolios include:

Traditional IRA and IRA Rollovers: an individual retirement account. Your contribution may or may not be deductible depending on your circumstances. Rollovers are not deductible. Assets can grow tax-free and distributions are generally taxable as income.

Spousal IRA: an IRA funded by a working spouse in the name of a non-earning spouse.

SEP-IRA: an individual retirement account funded by employer contributions. Your assets grow tax-free and distributions are generally taxable as income.

Roth IRA: an IRA with non-deductible contributions, tax-free growth of assets and tax-free distributions for qualified distributions.

403(b): an arrangement that allows employees of charitable or educational organizations to make voluntary salary reduction contributions to a tax deferred account.

Automatic Services for Portfolio Investors

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and an amount, subject to certain restrictions. You can set up most of these services with your Account Application or by calling (888) 639-0102.

For Investing:

Automatic Investment Program. For making automatic investments from a designated bank account.

Dividend Reinvestment. If the investor does not specify an election, all income dividends and capital gains distributions automatically will be reinvested in shares of the Portfolios.

For Investing and for Selling Shares:

Automatic Exchange Program. For making regular exchanges from your Portfolio into another New Century Portfolio or between a New Century Portfolio and the New Century Money Market Portfolio.

Shareholder Communications

Account Statements. Every quarter, New Century investors automatically receive regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

Confirmation. Confirmation Statements will be sent after each transaction that affects your account balance or account registration.

Regulatory Mailings. Financial reports will be sent at least semi-annually. Annual reports will include audited financial statements.

Electronic Access to Documents. You may consent to receive copies of the Trust's prospectus, semi-annual and annual reports, and certain other mailings via the internet. If you choose this option you will continue to receive certain other documents, such as your account statements, confirmations and tax reporting documents by regular mail. You may choose this option by completing the necessary portion of the Account Application or by contacting the Distributor at (888) 639-0102. To make such an election, you must have access to both internet e-mail and the internet.
It will be your responsibility to keep the Trust updated of any changes in your e-mail address. Your consent to electronic access to documents may be revoked or changed by you at any time by notifying the Trust of any such revocation or change.

Dividends and Distributions

Frequency. The Capital, Aggressive and International Portfolios each intend to declare and pay annual dividends to its shareholders of substantially all of its net investment income, if any, earned during the year from its investments. The Balanced and Alternative Strategies Portfolios intend to declare and pay semi-annual dividends to its shareholders of substantially all of its net investment income, if any,
earned during the period from its investments.   Each Portfolio will
distribute net realized capital gains, if any, at least once each year. You may elect to reinvest income dividends and capital gain distributions in shares of the Portfolios or receive these distributions in cash. Dividends and any distributions from the Portfolios are automatically reinvested in the Portfolios at NAV, unless you elect to have dividends paid in cash. Reinvested dividends and distributions receive the same tax treatment as those paid in cash.

If you are interested in changing your election, you may call the Distributor at (888) 639-0102 or send written notification to New Century Portfolios, c/o Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, OH 45246-0707.

Dividend payments are not guaranteed, are subject to the Board's discretion and may vary with each payment. The Portfolios do not pay "interest" or guarantee any fixed rate of return on an investment in its shares.

Taxes

Portfolio dividends and distributions are taxable to most investors (unless your investment is in an IRA or other tax-advantaged account). Dividends paid by a Portfolio out of net ordinary income and distributions of net short-term capital gains are taxable to the Portfolio's shareholders as ordinary income. Dividends from net ordinary income may be eligible for the corporate dividends-received deduction.

Distributions by a Portfolio of net capital gains (the excess of net long-term capital gains over net short-term capital losses) to shareholders are generally taxable to the shareholders at the applicable long-term capital gains rate, regardless of how long the shareholder has held shares of the Portfolio.

Shareholders that sell, exchange or redeem shares generally will have a capital gain or loss from the sale, redemption or exchange. The amount of the gain or loss and the rate of tax will depend mainly upon the amount paid for the shares, the amount, if any, of reinvested distributions, the amount received from the sale, exchange or redemption, and how long the shares were held.

A dividend or capital gains distribution declared by a Portfolio in October, November or December, but paid during January of the following year will be considered to be paid on December 31st of the year it was declared.

If the value of shares is reduced below a shareholder's cost as a result of a distribution by a Portfolio, the distribution will be taxable even though it, in effect, represents a return of invested capital. Investors considering buying shares just prior to a dividend or capital gain distribution payment date should be aware that, although the price of shares purchased at that time may reflect the amount of the forthcoming distribution, those who purchase just prior to the record date for a distribution may receive a distribution which will be taxable to them.

Shareholders will be advised annually as to the federal tax status of dividends and capital gain distributions made by each Portfolio for the preceding year. Distributions by the Portfolios generally will be subject to state and local taxes.

Additional tax information may be found in the Statement of Additional Information. Because everyone's tax situation is unique, always consult your tax professional about federal, state and local tax consequences of an investment in the Portfolios.

FINANCIAL HIGHLIGHTS

The financial highlights tables on the following pages are intended to help you understand each Portfolio's financial performance and other financial information for the past five years (or the period since a particular Portfolio commenced investment operations). Certain information reflects financial results for a single Portfolio share. "Total Return" shows how much an investor in each Portfolio would have earned or lost on an investment in a Portfolio assuming reinvestment of all dividends and distributions. The information for the past five years (or the period since a particular Portfolio commenced investment operations) has been audited by Briggs Bunting & Dougherty LLP, the Trust's Independent Registered Public Accounting Firm, whose report, along with each Portfolio's financial statements, are included in the Trust's Annual Report to Shareholders and are incorporated by reference in the Statement of Additional Information, which is available free of charge upon request.






NEW CENTURY CAPITAL PORTFOLIO

FINANCIAL HIGHLIGHTS

Selected Per Share Data and Ratios for a Share Outstanding
Throughout Each Year

                                                            Years Ended October 31,

                                                   2004      2003      2002      2001      2000
PER SHARE OPERATING PERFORMANCE
----------------------------------------------------------------------------------------------------
Net asset value, beginning of year                $12.36    $10.09    $11.97    $18.07    $16.71

Income (loss) from investment operations:
Net investment loss                                (0.12)    (0.06)    (0.08)    (0.10)    (0.14)
Net realized and unrealized gains (losses)
on investments                                      1.14      2.33     (1.80)    (4.62)     2.67

Total from investment operations                    1.02      2.27     (1.88)    (4.72)     2.53

Less distributions:
Distributions from net investment income              --        --        --        --        --
Distributions from net realized gains                 --        --        --     (1.38)    (1.17)
Total distributions                                   --        --        --     (1.38)    (1.17)

Net asset value, end of year                      $13.38    $12.36    $10.09    $11.97    $18.07

TOTAL RETURN(a)                                     8.25%    22.50%   (15.71)%  (27.77%)   14.92%

RATIOS/SUPPLEMENTAL DATA

Net assets, end of year (000's)                 $103.260   $95,396   $82,310  $109,873  $156,668

Ratio of expenses to average net assets(b)          1.41%     1.45%     1.40%     1.29%     1.27%

Ratio of net investment loss to average
net assets(c)                                      (0.91%)   (0.59%)   (0.62%)   (0.72%)   (0.80%)

Portfolio turnover                                   48%        71%       59%       70%       51%


----------

(a) Total return is a measure of the change in the value of an investment in the Portfolio over the years covered, which assumes any dividends or capital gains distributions are reinvested in shares of the Portfolio. Returns shown do not reflect the deduction of taxes a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

(b) The ratios of expenses to average net assets do not reflect the Portfolio's proportionate share of expenses of the underlying investment companies in which the Portfolio invests.

(c) Recognition of net investment income by the Portfolio is affected by the timing of the declaration of dividends by the underlying investment companies in which the Portfolio invests.


NEW CENTURY BALANCED PORTFOLIO

FINANCIAL HIGHLIGHTS

Selected Per Share Data and Ratios for a Share Outstanding Throughout Each Year

                                                            Years Ended October 31,

                                                   2004      2003      2002      2001      2000
PER SHARE OPERATING PERFORMANCE
----------------------------------------------------------------------------------------------------
Net asset value, beginning of year                $11.52     $9.89     $11.35    $13.64    $13.42

Income (loss) from investment operations:
Net investment income                               0.11      0.16       0.13      0.23      0.22
Net realized and unrealized gains (losses)
on investments                                      0.78      1.67      (1.49)    (1.71)     1.17
Total from investment operations                    0.89      1.83      (1.36)    (1.48)     1.39

Less distributions:
Dividends from net investment income               (0.11)    (0.20)     (0.10)    (0.23)    (0.22)
Distributions from net realized gains                 --        --         --     (0.58)    (0.95)
Total distributions                                (0.11)    (0.20)     (0.10)    (0.81)    (1.17)

Net asset value, end of year                      $12.30    $11.52      $9.89    $11.35    $13.64

TOTAL RETURN(a)                                     7.75%    18.84%    (12.08%)  (11.21%)   10.26%

RATIOS/SUPPLEMENTAL DATA

Net assets, end of year (000's)                  $74,327   $70,441    $62,755   $71,251   $79,553

Ratio of expenses to average net assets(d)          1.42%(c)  1.45%(b)   1.48%     1.49%     1.40%

Ratio of net investment income to
average net assets(e)                               0.88%(c)  1.56%(b)   1.19%     1.87%     1.51%

Portfolio turnover                                    44%       80%        93%       69%       43%

----------

(a) Total return is a measure of the change in the value of an investment in the Portfolio over the years covered, which assumes any dividends or capital gains distributions are reinvested in shares of the Portfolio. Returns shown do not reflect the deduction of taxes a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

(b) Absent fee waivers and expense reimbursements by the Advisor, the ratio of expenses to average net assets would have been 1.46% and the ratio of net investment income to average net assets would have been 1.55% for the year ended October 31, 2003.

(c) Absent the recoupment of fees previously waived and reimbursed by the Advisor, the ratio of expenses to average net assets would have been 1.41% and the ratio of net investments income to average net assets would have been 0.89% for the year ended October 31, 2004.

(d) The ratios of expenses to average net assets do not reflect the Portfolio's proportionate share of expenses of the underlying investment companies in which the Portfolio invests.

(e) Recognition of net investment income by the Portfolio is affected by the timing of the declaration of dividends by the underlying investment companies in which the Portfolio invests.


NEW CENTURY AGGRESSIVE PORTFOLIO

FINANCIAL HIGHLIGHTS

Selected Per Share Data and Ratios for a Share Outstanding Throughout Each Year

                                                            Years Ended October 31,

                                                    2004         2003         2002         2001
PER SHARE OPERATING PERFORMANCE
------------------------------------------------------------------------------------------------

Net asset value, beginning of year                  $6.95        $5.47        $7.37       $10.00

Income (loss) from investment operations:
Net investment loss                                 (0.07)       (0.06)       (0.07)       (0.07)
Net realized and unrealized gains
(losses) on investments                              0.42         1.54        (1.83)       (2.56)

Total from investment operations                     0.35         1.48        (1.90)       (2.63)

Less distributions:
Dividends from net investment income                   --           --           --           --
Distributions from net realized gains                  --           --           --           --
Total distributions                                    --           --           --           --

Net asset value, end of year                        $7.30        $6.95        $5.47        $7.37

TOTAL RETURN(a)                                      5.04%       27.06%      (25.78%)     (26.30%)

RATIOS/SUPPLEMENTAL DATA

Net assets, end of year (000's)                    $5,512       $4,866       $3,610       $1,846

Ratio of expenses to average net assets:
Before expense reimbursement and waived fees(b)      2.71%        3.20%        2.95%        5.90%
After expense reimbursement and waived fees(b)       1.50%        1.50%        1.50%        1.50%

Ratio of net investment loss
to average net assets:
Before expense reimbursement and waived fees(c)     (2.27%)      (2.73%)      (2.50%)      (5.35%)
After expense reimbursement and waived fees(c)      (1.06%)      (1.03%)      (1.05%)      (0.95%)

Portfolio turnover                                     68%          78%         120%          86%


----------

(a) Total return is a measure of the change in the value of an investment in the Portfolio over the years covered, which assumes any dividends or capital gains distributions are reinvested in shares of the Portfolio. Returns shown do not reflect the deduction of taxes a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

(b) The ratios of expenses to average net assets do not reflect the Portfolio's proportionate share of expenses of the underlying investment companies in which the Portfolio invests.

(c) Recognition of net investment income by the Portfolio is affected by the timing of the declaration of dividends by the underlying investment companies in which the Portfolio invests.



NEW CENTURY INTERNATIONAL PORTFOLIO

FINANCIAL HIGHLIGHTS

Selected Per Share Data and Ratios for a Share Outstanding Throughout Each Year

                                                            Years Ended October 31,

                                                    2004         2003         2002         2001
PER SHARE OPERATING PERFORMANCE
------------------------------------------------------------------------------------------------
Net asset value, beginning of year                  $8.68        $6.52        $7.41       $10.00

Income (loss) from investment operations:
Net investment loss                                 (0.05)       (0.03)       (0.06)       (0.04)
Net realized and unrealized gains (losses)
on investments                                       1.44         2.19        (0.81)       (2.55)
Total from investment operations                     1.39         2.16        (0.87)       (2.59)

Less distributions:
Distributions from net investment income               --           --        (0.02)          --
Distributions from net realized gains                  --           --           --           --
Total distributions                                    --           --        (0.02)          --

Net asset value, end of year                       $10.07        $8.68        $6.52        $7.41

TOTAL RETURN(a)                                     16.01%       33.13%      (11.84%)     (25.90%)

RATIOS/SUPPLEMENTAL DATA

Net assets, end of year (000's)                   $24,449      $15,288       $7,655         $731

Ratio of expenses to average net assets:
Before expense reimbursement and waived fees(b)      1.74%        2.11%        2.54%       10.81%
After expense reimbursement and waived fees(b)       1.50%        1.50%        1.50%        1.50%

Ratio of net investment loss to average net assets:
Before expense reimbursement and waived fees(c)     (0.88%)      (1.16%)      (2.34%)      (9.81%)
After expense reimbursement and waived fees(c)      (0.64%)      (0.55%)      (1.30%)      (0.50%)

Portfolio turnover                                     45%          56%          27%          83%

----------

(a) Total return is a measure of the change in the value of an investment in the Portfolio over the years covered, which assumes any dividends or capital gains distributions are reinvested in shares of the Portfolio. Returns shown do not reflect the deduction of taxes a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

(b) The ratios of expenses to average net assets do not reflect the Portfolio's proportionate share of expenses of the underlying investment companies in which the Portfolio invests.

(c) Recognition of net investment income by the Portfolio is affected by the timing of the declaration of dividends by the underlying investment companies in which the Portfolio invests.



NEW CENTURY ALTERNATIVE STRATEGIES PORTFOLIO

FINANCIAL HIGHLIGHTS

Selected Per Share Data and Ratios for a Share Outstanding Throughout Each Period

                                                            Year Ended          Year Ended          Period Ended
                                                            October 31, 2004    October 31, 2003    October 31, 2002(a)
------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE

Net asset value, beginning of period                       $10.67              $9.12               $10.00

Income (loss) from investment operations:
Net investment income                                        0.14               0.11                 0.01
Net realized and unrealized gains (losses)
on investments                                               0.83               1.54                (0.89)
Total from investment operations                             0.97               1.65                (0.88)

Less Distributions:
Distributions from net
investment income                                           (0.18)             (0.10)                  --
Distributions from net realized gains                          --                 --                   --
Total distributions                                         (0.18)             (0.10)                  --
Net asset value, end of period                             $11.46             $10.67               $ 9.12

TOTAL RETURN(c)                                              9.12%             18.20%               (8.80%)(b)

RATIOS/SUPPLEMENTAL DATA

Net assets, end of period (000's)                         $51,635            $33,734              $19,529

Ratio of expenses to average net assets(f)                   1.12%              1.40%                1.49%(d)(e)

Ratio of net investment income
to average net assets(g)                                     1.04%              1.06%                0.32%(d)(e)

Portfolio turnover                                             11%                21%                   7%(d)

----------


(a) Represents the period from the initial public offering of shares (May 1, 2002) through October 31, 2002.

(b) Not annualized.

(c) Total return is a measure of the change in the value of an investment in the Portfolio over the periods covered, which assumes any dividends or capital gains distributions are reinvested in shares of the Portfolio. Returns shown do not reflect the deduction of taxes a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

(d) Annualized.

(e) Absent fee waivers and expense reimbursements by the Advisor, the ratio of expenses to average net assets would have been 1.72% (annualized) and the ratio of net investment income to average net assets would have been 0.09% (annualized) for the period ended October 31, 2002.

(f) The ratios of expenses to average net assets do not reflect the Portfolio's proportionate share of expenses of the underlying investment companies in which the Portfolio invests.

(g) Recognition of net investment income by the Portfolio is affected by the timing of the declaration of dividends by the underlying investment companies in which the Portfolio invests.


NEW CENTURY PORTFOLIOS

New Century Capital Portfolio
New Century Balanced Portfolio
New Century Aggressive Portfolio
New Century International Portfolio
New Century Alternative Strategies Portfolio

INVESTMENT ADVISOR AND ADMINISTRATOR
Weston Financial Group, Inc.
Wellesley, MA

DISTRIBUTOR
Weston Securities Corporation
Wellesley, MA

COUNSEL
Greenberg Traurig, LLP
Philadelphia, PA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Briggs Bunting & Dougherty, LLP
Philadelphia, PA

TRANSFER AGENT
Ultimus Fund Solutions, LLC
Cincinnati, OH

CUSTODIAN
U.S. Bank, N.A.
Cincinnati, OH

WHERE TO GO FOR MORE INFORMATION

You will find more information about the Portfolios in the following
Documents:

Annual and Semi-Annual Reports

Our annual and semi-annual reports list the holdings in each Portfolio, describe Portfolio performance, include financial statements for the Portfolios, and discuss the market conditions and strategies that significantly affected each Portfolio's performance during its last fiscal year.

Statement of Additional Information

The Statement of Additional Information contains additional and more detailed information about each Portfolio and the risks of investing in each Portfolio, and is considered to be a part of this Prospectus.

There Are Three Ways To Get A Copy Of These Documents

1. Call or write for one, and a copy will be sent without charge.

New Century Portfolios
40 William Street, Suite 100
Wellesley, MA  02481-3902
(888) 639-0102
www.newcenturyportfolios.com

2. Write or submit an E-mail request to the Public Reference Section of the Securities and Exchange Commission ("SEC") and ask them to mail you a copy. The SEC charges a fee for this service. You can also drop by the Public Reference Section and review and copy the documents while you are there. Information about the Public Reference Section may be obtained by calling the number below.

Public Reference Section of the SEC
Washington, D.C. 20549-0102
(202) 942-8090
E-mail address:  publicinfo@sec.gov

3. Go to the SEC's Website (http://www.sec.gov) and download a free text-only version from the EDGAR Database on the Website.

Investment Company Act file number 811-5646.



NEW CENTURY PORTFOLIOS
STATEMENT OF ADDITIONAL INFORMATION

Dated March 1, 2005

-----------------------------------------------------------------
40 William Street, Suite 100, Wellesley, Massachusetts 02481-3902

The Distributor may be telephoned at (888) 639-0102
-----------------------------------------------------------------

New Century Portfolios (the "Trust") is an open-end management investment company currently offering five diversified series of shares (each a "Portfolio," and collectively, the "Portfolios"). The shares of each Portfolio may be purchased or redeemed at any time. Purchases and redemptions will be effected at the net asset value next computed after the receipt of the investor's request in proper form.

This statement of additional information is not a prospectus and should be read in connection with the Trust's prospectus dated March 1, 2005 as it may be supplemented or revised from time to time. Retain this statement of additional information for future reference. Certain information from the Trust's Annual Report to Shareholders for the year ended October 31, 2004 is incorporated by reference into this statement of additional information.

Free copies of the prospectus and most recent Annual Report of the Trust are available by calling the above number collect or by writing to the above address.

The investment objective of each Portfolio is as follows:

New Century Capital Portfolio    Provide capital growth, with a secondary
                                 objective to provide income,
                                 while managing risk.

New Century Balanced Portfolio   Provide income, with a secondary objective
                                 to provide capital growth,
                                 while managing risk.

New Century Aggressive Portfolio Provide capital growth, without regard to current income, while managing risk.

New Century International        Provide capital growth, with a secondary
Portfolio                        objective to provide income,
                                 while managing risk.

New Century Alternative          Provide long-term capital appreciation,
Strategies Portfolio             with a secondary objective to earn income,
                                 while managing risk.


The Portfolios seek to achieve their objectives by investing primarily in shares of other registered investment companies that emphasize investments in equities (domestic and foreign). In addition, (i) the Balanced Portfolio invests in shares of registered investment companies that emphasize investments in fixed income securities (domestic and foreign); and (ii) the Alternative Strategies Portfolio invests in shares of registered investment companies that emphasize investments in fixed income securities (domestic and foreign) as well as merger arbitrage and long and short equity strategies.

NEW CENTURY PORTFOLIOS
STATEMENT OF ADDITIONAL INFORMATION

March 1, 2005

TABLE OF CONTENTS

Investments by the Portfolios                                     1
Rising Trend Strategy                                             1
Declining Trend Strategy                                          1
Other Factors                                                     1
Investment Company Securities                                     2
Money Market Securities                                           3
Individual Securities                                             4
Portfolio Turnover                                                4
Investment Restrictions                                           5
Underlying Funds                                                  6
Illiquid and Restricted Securities                                6
Foreign Securities                                                7
Foreign Currency Transactions                                     7
Arbitrage                                                         7
Concentration                                                     8
Master Demand Notes                                               8
Repurchase Agreements                                             8
Loans of Portfolio Securities                                     8
Short Sales                                                       8
Options Activities                                                9
Futures Contracts                                                10
Options on Futures Contracts                                     11
Risk Factors Regarding Options, Futures and Options on Futures   12
Leverage through Borrowing                                       12
Warrants                                                         12
Convertible Securities                                           13
Description of Bond Ratings                                      13
High-Yield Debt Securities                                       14
Disclosure of Portfolio Holdings                                 15
Investment Advisor                                               17
Portfolio Managers                                               18
Distributor and Distribution Plan                                20
Allocation of Portfolio Brokerage                                23
Transfer Agent and Fund Accounting Agent                         24
Purchase of Shares                                               25
Tax-Sheltered Retirement Plans                                   25
Individual Retirement Accounts (IRA)                             25
Tax-Sheltered Custodial Accounts                                 25
How to Establish Retirement Accounts                             26
Systematic Withdrawal Program                                    26
Frequent Purchases and Redemptions of Shares                     26
Officers and Trustees of New Century Portfolios                  26
Approval of the Investment Advisory Agreements                   30
Sales Loads                                                      31
Code of Ethics                                                   31
Proxy Voting Policies                                            32
Ownership of the Portfolios                                      32
General Information                                              33
Beneficial Shares                                                33
Audits and Reports                                               33
Taxes                                                            34
Expenses                                                         34
Custodian                                                        35
Performance                                                      35
Average Annual Returns for the Periods Ended October 31, 2004    35
Comparisons and Advertisements                                  37
Financial Statements                                             38
PROXY VOTING POLICIES AND PROCEDURES                              1



Investments by the Portfolios

Each Portfolio seeks to achieve its objective by investing primarily in shares of investment companies and by making other investments selected in accordance with the Portfolio's investment restrictions and policies. Each Portfolio will vary its investment strategy as described in the Portfolios' prospectus to seek to achieve its objective. This Statement of Additional Information (the "SAI") contains further information concerning the techniques and operations of each Portfolio, the securities in which it will invest, and the policies it will follow.

Rising Trend Strategy. During periods when the Portfolios' investment advisor, Weston FinancialGroup, Inc. (the "Advisor"), determines that there is a rising trend in the securities markets, it will seek to achieve each Portfolio's investment objective by investing in a portfolio of shares of investment companies which the Advisor believes will benefit from such a trend. The Advisor will use a risk adjusted analysis (which considers the relative volatility of its various investments) to evaluate the investment companies' performance under various market conditions and to consider the potential reward and potential risk. The Advisor will not select such investment companies based solely upon their previous performance. (See "Investments in Investment Companies and the Investment Company Industry" in the prospectus.) In order to make allowance for cash flow needs of each Portfolio or when a Portfolio is otherwise pursuing appreciation, a Portfolio may also invest up to 75% of its asset value in other investment vehicles such as common or preferred stocks of companies which are not investment companies, investment companies which are money market funds, cash equivalents, or may hold its assets as cash. Though not required by its policies to do so, the Portfolios may make such investments, if necessary, to qualify as a "regulated investment company" under the Internal Revenue Code (the "Code"). (See "General Information - Taxes" in this SAI for a discussion of qualification under sub-chapter M of the Code.)

Declining Trend Strategy. The primary emphasis of the New Century Capital Portfolio is on capital growth over income and for the New Century Balanced Portfolio is on incomeover growth. The primary emphasis of the New Century Aggressive Portfolio is on capital growth and for the New Century International Portfolio is on capital growth over income. The primary emphasis of the New Century Alternative Strategies Portfolio is long-term capital appreciation over income. Nevertheless, when the Advisor determines that there is a generally declining trend in the securities markets, it may seek to reduce risk by investing some or all of a Portfolio in investments, including investment company securities, which are believed by the Advisor to present a lower degree of risk. During such periods, each Portfolio may recognize a more conservative strategy to achieve its objective. The primary objective of the New Century Capital Portfolio will remain that of capital growth over income; of the New Century Balanced Portfolio, income over growth; of the New Century Aggressive Portfolio, capital growth; of the New Century International Portfolio, capital growth over income; and of the New Century Alternative Strategies Portfolio, long-term capital appreciation over income. The extent of the restructuring of a Portfolio during these periods will depend upon the Advisor's opinion as to the extent of the market decline and relative risk of these investments.

Other Factors. Each Portfolio also seeks to protect the value of its assets when volatile or abnormal market conditions are anticipated (as indicated by rapidly accelerating inflation or interest rates, sharply declining stock markets,increasing deterioration in the banking situation and/or increasing threats to national or world security). This will involve the selection of high proportions, up to 100%, of temporary defensive investments such as U.S. Government securities or other money market securities (see "Money Market Securities"), the use of very short portfolio maturities of 60 days or less, other investments which protect the value of the series, and similar techniques such as holding cash.

Investment Company Securities. Each such company will be a registered investment company, and will operate subject to a variety of regulatory constraints. While such regulation does not guarantee the investment success of an investment company, or assure that it will not suffer investment losses, the Advisor believes that such investment companies provide a sound foundation upon which to base an investment portfolio. By investing in a broad spectrum of such companies, each Portfolio hopes to benefit from the collective research and analysis of many experienced investment personnel.

There are many types of investment companies. All maintain portfolios which are generally liquid, but can be composed of different kinds of securities and involve different objectives. Such companies may seek only income, only appreciation, or various combinations of these. They may invest in money market securities, short or long-term bonds, dividend producing stocks, tax-exempt municipal securities, or a variety of other instruments. They may seek speculative or conservative investments ranging from securities issued by new companies to securities issued by "blue-chip" companies. An investment company which has a policy of holding 80% of its assets in debt securities maturing in thirteen months or less, or which holds itself out as a "money market fund" will be treated as a money market fund by the Portfolios.

The Portfolios must also structure their investments in other investment company shares to comply with certain provisions of federal securities laws. Currently, the law limits the amount of the investment of New Century Portfolios' assets in any investment company to 3% of total asset value of any such issuer. These laws and regulations also may adversely affect the operations of each Portfolio with respect to purchases or redemption of shares issued by an investment company. As a result of this restriction, a Portfolio would have to select other investments, which may be less desirable than the previously acquired investment company securities. Shares held by New Century Portfolios in excess of 1% of an issuer's outstanding securities will be considered illiquid and, together with other illiquid securities, may not exceed 10% of each Portfolio's assets. (The underlying investment company may be allowed to delay redemption of its shares held by an investment company, such as New Century Portfolios, in excess of 1% of its total assets for 30 days.)

Consequently, if a Portfolio were more heavily invested in a small investment company, it might not be able to readily dispose of such investment company shares. The Portfolios might be forced to redeem Portfolio shares in-kind to redeeming shareholders by delivering shares of investment companies that are held by the Portfolio. Each Portfolio will generally limit the portion of its assets which will be invested in any underlying fund to minimize or eliminate the effects of this restriction. Although a Portfolio may be restricted in its ability to redeem, Portfolio shareholders who receive shares upon redemption are not so restricted. If shares are redeemed in-kind, the redeeming shareholder may incur redemption fees or brokerage costs in converting the assets into cash. Applicable fundamental policies are reflected in the Portfolios' investment restrictions. Holdings of affiliated persons are included in the 3% limitation on investments in any other investment company. Further, the holdings are factored into the computation of the 1% of an underlying issuer's securities for purposes of the illiquidity restriction and the possible delay in redemption of the underlying investment company securities is also included as described above. When affiliated persons hold shares of any of the underlying funds, New Century Portfolios' ability to invest is restricted. In that case, the Portfolios could be forced to select other investments, and perhaps less preferable investments. This restriction applies to New Century Portfolios as a whole, not each Portfolio separately.

The Advisor will be responsible for monitoring and evaluating these kinds of factors to select investment company fund securities for each of the Portfolios in accordance with the policies and techniques described in the prospectus.

Money Market Securities. Although each Portfolio intends to concentrate its investments in registered investment company securities, each Portfolio may also invest its assets directly in money market securities whenever deemed appropriate by the Advisor to achieve the Portfolio's investment objective.
 In addition, it may invest without limitation in such securities on a temporary basis for defensive purposes. Money market securities include marketable securities issued or guaranteed as to principal and interest by the United States government or by its agencies or instrumentalities ("U.S. Government securities"), and repurchase agreements (secured by United States Treasury or agency obligations).

U.S. Government securities include a variety of Treasury securities, which differ in their interest rates, maturities and date of issue. Treasury bills have a maturity of one year or less; Treasury notes have maturities of one to ten years; Treasury bonds generally have a maturity of greater than five years. The Portfolios will only acquire U.S. Government securities which are supported by the "full faith and credit" of the United States. Securities which are backed by the full faith and credit of the United States include Treasury bills, Treasury notes, Treasury bonds, and obligations of the Government National Mortgage Association, the Farmers Home Administration, and the Export-Import Bank. The Portfolios' direct investments in money market securities will generally favor securities with shorter maturities (maturities of less than 60 days) which are less affected by price fluctuations than those with longer maturities.

Under a repurchase agreement, a Portfolio acquires a debt instrument for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the Portfolio to resell such debt instrument at a fixed price. The Portfolios will enter into repurchase agreements only with banks which are members of the Federal Reserve System, or securities dealers who are members of a national securities exchange or are market makers in government securities and in either case, only where the debt instrument collateralizing the repurchase agreement is a U.S. Treasury or agency obligation supported by the full faith and credit of the U.S. A repurchase agreement may also be viewed as the loan of money by the Portfolio to the seller. The resale price specified is normally in excess of the purchase price, reflecting an agreed upon interest rate. The rate is effective for the period of time the Portfolio is invested in the agreement and may not be related to the coupon rate on the underlying security. The term of these repurchase agreements will usually be short (from overnight to one week) and at no time will the Portfolio invest in repurchase agreements of more than sixty days. The securities which are collateral for the repurchase agreements, however, may have maturity dates in excess of sixty days from the effective date of the repurchase agreement. A Portfolio will always receive, as collateral, securities whose market value, including accrued interest, will be at least equal to 100% of the dollar amount to be paid to the Portfolio under each agreement at its maturity, and the Portfolio will make payment for such securities only upon physical delivery or evidence of book entry transfer to the account of the custodian. If the seller defaults, the Portfolio might incur a loss if the value of the collateral securing the repurchase agreement declines, and might incur disposition costs in connection with liquidation of the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, collection of the collateral by a Portfolio may be delayed or limited. A Portfolio may not enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 10% of the market value of the Portfolio's net assets would be invested in such repurchase agreements together with any other illiquid assets.

Individual Securities. While it is not currently the intention of the Portfolios, each Portfolio retains the right, when the Advisor deems appropriate, to invest in individual securities. The Advisor will not invest in individual securities without prior approval by the Board of Trustees. The Portfolios will invest in common stocks or bonds when the Advisor believes from its analysis of economic and market trends that the investment environment favors investing in those securities. Securities are selected from particular industry groups and particular companies which may be experiencing favorable demand. The Portfolios have not set limits on asset size for the issuers of such securities.

While it is not currently the intent of the Portfolios, each Portfolio also retains the right, when the Advisor deems appropriate, to invest in investment grade fixed income securities. The Portfolios may invest only in investment grade fixed income securities. There are four categories which are referred to as investment grade. These are the four highest ratings or categories as defined by Moody's Investors Service, Inc. ("Moody's) and Standard and Poor's Ratings Group ("S&P"). Categories below this have lower ratings and are considered more speculative in nature. Baa and BBB rated securities are considered to have speculative characteristics. The following are bond ratings classified as investment grade by Moody's and S&P.

                        Moody's            S&P

High-Grade              Aaa                AAA
High Quality            Aa                 AA
Upper Medium-Grade      AA                 A
Medium-Grade            Baa                BBB


Ratings from "AA" to "B" may be modified by a plus or minus sign to show relative standings within the categories.

Portfolio Turnover. It is not the policy of the Portfolios to purchase or sell securities for short-term trading purposes, but each Portfolio may sell securities to recognize gains or avoid potential for loss. A Portfolio of the Trust will, however, sell any portfolio security (without regard to the time it has been held) when the Advisor believes that market conditions, credit worthiness factors or general economic conditions warrant such a sale. Each Portfolio of the Trust presently estimates that its annualized portfolio turnover rate generally will not exceed 200%. High portfolio turnover might generate additional transaction costs (such as brokerage commissions or sales charges) which are borne by the Portfolio, or adverse tax effects.

Investment Restrictions

The investment restrictions set forth below have been adopted for each Portfolio to limit certain risks that may result from investment in specific types of securities or from engaging in certain kinds of transactions addressed by such restrictions. They may not be changed without the affirmative vote of a majority of the outstanding voting securities of the Portfolio. As provided in the Investment Company Act of 1940, as amended (the "1940 Act"), a "vote of a majority of the outstanding voting securities" of a Portfolio means the affirmative vote of the lesser of (i) more than 50% of the outstanding shares of the Portfolio or (ii) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares are represented at the meeting in person or by proxy. These investment restrictions provide that the Portfolios will not:


(a) as to 75% of the Portfolio's total assets, invest more than 5% of its total assets in the securities of any one issuer. (This limitation does not apply to cash and cash items, obligations issued or guaranteed by the United States Government, its agencies or instrumentalities or securities of other investment companies.)

(b) invest in any investment company if a purchase of its shares would result in New Century Portfolios and its affiliates owning more than 3% of the total outstanding voting stock of such investment company.

(c) purchase more than 10% of the voting securities, or more than 10% of any class of securities of any issuer. For purposes of this restriction, all outstanding fixed income securities of an issuer are considered as one class.

(d) purchase or sell commodities or commodity futures contracts.

(e) make loans of money or securities, except (i) by the purchase of fixed income obligations in which the Portfolio may invest consistent with its investment objective and policies; or (ii) by investment in repurchase agreements.

(f) borrow money, except the Portfolio may borrow from banks (i) for temporary or emergency purposes in an amount not exceeding 5% of the Portfolio's assets or (ii) to meet redemption requests that might otherwise require the untimely disposition of portfolio securities, in an amount up to 33 1/3% of the value of the Portfolio's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing was made. While borrowings exceed 5% of the value of the Portfolio's total assets, the Portfolio will not make additional investments. Interest paid on borrowings will reduce net income.

(g) pledge, hypothecate, mortgage or otherwise encumber its assets, except in an amount up to 33 1/3% of the value of its net assets but only to secure borrowings for temporary or emergency purposes, such as to effect redemptions.

(h) purchase the securities of any issuer, if, as a result, more than 10% of the value of New Century Portfolios' net assets would be invested in securities that are subject to legal or contractual restrictions on resale ("restricted securities"), in securities for which there are no readily available market quotations, in repurchase agreements maturing in more than seven days, or in shares in excess of 1% of an underlying fund's outstanding securities, if all such securities would constitute more than 10% of the Portfolio's net assets.

(i) issue senior securities.

(j) engage in the underwriting of securities except insofar as the Portfolio may be deemed an underwriter under the Securities Act of 1933 in disposing of a portfolio security.

(k) purchase or sell real estate or interests therein, although it may purchase securities of issuers which engage in real estate operations and securities which are secured by real estate or interests therein.

(l) invest for the purpose of exercising control or management of another company.

(m) concentrate its investments in any industry other than registered investment companies.

(n) make purchases of securities on "margin."


With respect to investment restriction (m) above, although a Portfolio may not concentrate in a particular industry other than registered investment companies, it may invest in investment companies which concentrate in a particular industry. As a result, a Portfolio may concentrate in an industry indirectly by virtue of its investments. So long as percentage restrictions are observed by each Portfolio at the time it purchases any security, changes in values of particular Portfolio assets or the assets of the Portfolio as a whole will not cause a violation of any of the foregoing restrictions.

Underlying Funds

The underlying funds in which each Portfolio invests may invest in various obligations and employ various investment techniques. Some of these securities and techniques are described below.

Illiquid and Restricted Securities. An underlying fund may invest up to 15% of its net assets in illiquid securities. Illiquid Securities are securities that can not be disposed of within seven days and in the ordinary course of business at approximately the amount at which the fund has valued it. Illiquid Securities may include securities the disposition of which would be subject to legal restrictions (so-called "restricted securities") and repurchase agreements having more than seven days to maturity. A considerable period of time may elapse between an underlying fund's decision to dispose of such securities and the time when the fund is able to dispose of them. During such time the value of the securities (and therefore the value of the underlying fund's shares held by a Portfolio) could decline.

Foreign Securities. An underlying fund may invest up to 100% of its assets in securities of foreign issuers. There may be less publicly available information about these issuers than is available about companies in the U.S. and such information may be less reliable. Foreign securities are subject to different financial and accounting standards, heightened political, social and economic risks, including the possibility of expropriation, nationalization, confiscation, confiscatory taxation, exchange controls or other foreign governmental restrictions. An underlying fund may maintain its foreign securities in custody of non U.S. banks and securities depositories. All of these risks are heightened for investments in emerging markets.

Foreign securities in which the underlying funds invest may be listed on foreign stock exchanges and may trade on weekends and other days when the underlying funds or a Portfolio does not price their shares. As a result, an underlying fund's net asset value ("NAV") may be significantly affected by trading on days when the Advisor does not have access to the underlying fund or a Portfolio and shareholders cannot purchase or redeem shares. Foreign securities may be denominated in foreign currencies. Therefore, the value of any underlying fund's assets and income in U.S. dollars may be affected by changes in exchange rates and regulations, since exchange rates for foreign currencies change daily. The combination of currency risk and market risk tends to make securities traded in foreign markets more volatile than securities traded exclusively in the United States. Although underlying funds value their assets daily in U.S. dollars, they generally do not convert their holding of foreign currencies to U.S. dollars daily. Therefore, the underlying fund may be exposed to currency risks over an extended period of time.

Foreign Currency Transactions. In connection with its portfolio transactions in securities traded in a foreign currency, an underlying fund may enter into forward contracts to purchase or sell an agreed upon amount of a specific currency at a future date which may be any fixed number of days from the date of the contract agreed upon by the parties at a price set at the time of the contract. Under such an agreement, concurrently with the entry into a contract to acquire a foreign security for a specified amount of currency, the fund would purchase with U.S. dollars the required amount of foreign currency for delivery at the settlement date of the purchase; the fund would enter into similar forward currency transactions in connection with the sale of foreign securities. The effect of such transactions would be to fix a U.S. dollar price for the security to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date the security is purchased or sold and the date on which payment is made or received, the normal range of which is three to fourteen days. These contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward contract generally has no deposit requirement and no commissions are charged at any stage for trades. Although such contracts tend to minimize the risk of loss due to a decline in the value of the subject currency, they tend to limit any potential gain which might result should the value of such currency increase during the contract period.

Arbitrage. The Portfolios may invest in underlying funds that engage in arbitrage activities such as merger arbitrage. Although a variety of strategies may be employed depending upon the nature of the reorganizations selected for investment, the most common risk of merger arbitrage activity involves purchasing the shares of an announced acquisition target at a discount from the expected value of such shares upon completion of the acquisition. The size of the discount, or spread, and whether the potential reward justifies the potential risk, are functions of numerous factors affecting the risk of the acquisition. Such factors include the status of the negotiations between the two companies (for example, spreads typically narrow as the parties advance from an agreement in principle to a definitive agreement), the complexity of the transaction, the number of regulatory approvals required, the likelihood of government intervention on a antitrust or other grounds, the type of consideration to be received and the possibility of competing offers for the target company. The expected timing of each transaction is also extremely important since the length of time that the underlying fund's capital must be committed to any given reorganization will affect the rate of return realized by the underlying fund, and delays can substantially reduce such returns.

Concentration. An underlying fund may concentrate its investments within one industry or industry sector. Because investments within a single industry or industry sector would all be affected by developments within that industry, an underlying fund which concentrates in an industry or industry sector is subject to greater risk than a fund which invests in a broader range of securities. Also, the value of the shares of such an underlying fund may be subject to greater market fluctuation than an investment in a more diversified fund.

Master Demand Notes. Although the Portfolios themselves will not do so, underlying funds (particularly money market mutual funds) may invest up to 100% of their assets in master demand notes. Master demand notes are unsecured obligations of U.S. corporations redeemable upon notice that permit investment by a fund of fluctuating amounts at varying rates of interest pursuant to direct arrangements between the fund and the issuing corporation. Because they are direct arrangements between the fund and the issuing corporation, there is no secondary market for the notes. However, they are redeemable at face value, plus accrued interest, at any time.

Repurchase Agreements. Underlying funds, particularly money market mutual funds, may enter into repurchase agreements with banks and broker-dealers under which they acquire securities subject to an agreement that the seller will repurchase the securities at an agreed upon time and price. The Portfolios may also enter into repurchase agreements. These agreements are considered under the 1940 Act to be loans by the fund. If the seller should default on its obligation to repurchase the securities, the underlying fund may experience delays or difficulties in exercising its rights to realize upon the securities held as collateral and might incur a loss if the value of the securities should decline.

Loans of Portfolio Securities. An underlying fund may lend its portfolio securities provided: (1) the loan is secured continuously by collateral consisting of U.S. Government securities or cash or cash equivalents maintained on a daily marked-to-market basis in an amount at least equal to the current market value of the securities loaned; (2) the fund may at any time call the loan and obtain the return of the securities loaned; (3) the fund will receive any interest or dividends paid on the loaned securities; and (4) the aggregate market value of securities loaned will not at any time exceed one-third of the total assets of the fund. Loans of securities involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral.

Short Sales. An underlying fund may sell securities short. In a short sale, the fund sells securities which it does not own, making delivery with securities "borrowed" from a broker. The fund is then obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. This price may or may not be less than the price at which the security was sold by the fund. Until the security is replaced, the fund is required to pay to the lender any dividends or interest which accrue during the period of the loan. In order to borrow the security, the fund may also have to pay a premium which would increase the costs of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out.

The fund also must deposit in a segregated account an amount of cash or U.S. Government securities equal to the difference between (a) the market value of the securities sold short at the time they were sold short and (b) the value of the collateral deposited with the broker in connection with the short sale (not including the proceeds from the short sale). While the short position is open, the fund must maintain daily the segregated account at such a level that (1) the amount deposited in it plus the amount deposited with the broker as collateral equals the current market value of the securities sold short and (2) the amount deposited in it plus the amount deposited with the broker as collateral is not less than the market value of the securities at the time they were sold short. Depending upon market conditions, up to 80% of the value of a fund's net assets may be deposited as collateral for the obligation to replace securities borrowed to effect short sales and allocated to a segregated account in connection with short sales.

The fund will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund will realize a gain if the security declines in price between those dates. The amount of any gain will be decreased and the amount of any loss increased by the amount of any premium, dividend or interest the fund may be required to pay in connection with a short sale.

A short sale is "against the box" if at all times when the short position is open the fund owns an equal amount of the securities or securities convertible into, or exchangeable without further consideration for, securities of the same issue as the securities sold short.

Options Activities. An underlying fund may write (i.e., sell) call options ("calls") and put options ("puts") only if the positions are "covered" throughout the life of the option. Generally, a position is "covered" if the fund establishes a segregated account containing the cash or securities necessary to cover the option when exercised or if the fund owns an offsetting position.

When a fund writes a call, it receives a premium and gives the purchaser the right to buy the underlying security at any time during the call period (usually not more than nine months in the case of common stock) at a fixed exercise price regardless of market price changes during the call period. If the call is exercised, the fund will forgo any gain from an increase in the market price of the underlying security over the exercise price. If the fund is unable to effect a closing purchase transaction, it will not be able to sell the underlying security until the call previously written by the fund expires (or until the call is exercised and the fund delivers the underlying security). When a fund writes a put, it receives a premium and gives the purchaser of the put the right to sell the underlying security to the fund at the exercise price at any time during the option period.

An underlying fund also may purchase puts and calls. When a fund purchases an option, it pays a premium in return for the right to sell (put) or buy
(call) the underlying security at the exercise price at any time during the option period. An underlying fund also may purchase stock index options which differ from options on individual securities in that they are settled in cash based on the values of the securities in the underlying index rather than by delivery of the underlying securities. Purchase of a stock index put is designed to protect against a decline in the value of the portfolio rather than an individual security in the portfolio. If any put is not exercised or sold, it will become worthless on its expiration date. A fund's option positions may be closed out only on an exchange which provides a secondary market for options of the same series, but there can be no assurance that a liquid secondary market will exist at a given time for any particular option. The underlying fund's custodian, or a securities depository acting for it, generally acts as escrow agent as to the securities on which the fund has written puts or calls, or as to other securities acceptable for such escrow so that no margin deposit is required of the fund. Until the underlying securities are released from escrow, they can not be sold by the fund.

Futures Contracts. An underlying fund may enter into futures contracts for the purchase or sale of debt securities and stock indices. A futures contract is an agreement between two parties to buy and sell a security or an index for a set price on a future date. Futures contracts are traded on designated "contract markets" which, through their clearing corporations, guarantee performance of the contracts. If a fund enters into a futures contract or an option on a futures contract (see below) for other than bona fide hedging purposes, only up to 5% of its net assets may then consist of initial margin deposits and premiums required to establish such positions.

Generally, if market interest rates increase, the value of outstanding debt securities declines (and vice versa). Entering into a futures contract for the sale of securities has an effect similar to the actual sale of securities, although sale of the futures contract might be accomplished more easily and quickly. For example, if a fund holds long-term U.S. Government securities and it anticipates a rise in long-term interest rates, it could, in lieu of disposing of its portfolio securities, enter into futures contracts for the sale of similar long-term securities. If rates increased and the value of the fund's portfolio securities declined, the value of the fund's futures contracts would increase, thereby protecting the fund by preventing net asset value from declining as much as it otherwise would have. Similarly, entering into futures contracts for the purchase of securities has an effect similar to the actual purchase of the underlying securities, but permits the continued holding of securities other than the underlying securities. For example, if the fund expects long-term interest rates to decline, it might enter into futures contracts for the purchase of long-term securities so that it could gain rapid market exposure that may offset anticipated increases in the cost of securities it intends to purchase while continuing to hold higher-yield short-term securities or waiting for the long-term market to stabilize. A stock index futures contract may be used to hedge an underlying fund's portfolio with regard to market risk as distinguished from risk relating to a specific security. A stock index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract's expiration date, a final cash settlement occurs. Changes in the market value of a particular stock index futures contract reflect changes in the specified index of equity securities on which the future is based.

There are several risks in connection with the use of futures contracts. In the event of an imperfect correlation between the futures contract and the portfolio position which is intended to be protected, the desired protection may not be obtained and the fund may be exposed to the risk of loss. Further, unanticipated changes in interest rates or stock price movements may result in a poorer overall performance for the fund than if it had not entered into any futures on debt securities or stock index.

In addition, the market prices of futures contracts may be effected by certain factors. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the securities and futures markets. Second, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions.

Finally, positions in futures contracts may be closed out only on an exchange or board of trade which provides a secondary market for such futures. There is no assurance that a liquid secondary market on an exchange or board of trade will exist for any particular contract or at any particular time.

Options on Futures Contracts. An underlying fund also may purchase and sell listed put and call options on futures contracts. An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put), at a specified exercise price at any time during the option period. When an option on a futures contract is exercised, delivery of the futures position is accompanied by cash representing the difference between the current market price of the futures contract and the exercise price of the option. The fund may purchase put options on futures contracts in lieu of, and for the same purpose as a sale of a futures contract. It also may purchase such put options in order to hedge a long position in the underlying futures contract in the same manner as it purchases "protective puts" on securities.

As with options on securities, the holder of an option may terminate his position by selling an option of the same series. There is no guarantee that such closing transactions can be effected. The fund is required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those applicable to futures contracts described above and, in addition, net option premiums received will be included as initial margin deposits.

In addition to the risks which apply to all options transactions, there are several special risks relating to options on futures contracts. The ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid secondary market.
It is not certain that this market will develop. Compared to the use of futures contracts, the purchase of options on futures contracts involves less potential risk to the fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the use of an option on a futures contract would result in a loss to the fund when the use of a futures contract would not, such as when there is no movement in the prices of the underlying securities. Writing an option on a futures contract involves risks similar to those arising in the sale of futures contracts, as described above.

Risk Factors Regarding Options, Futures and Options on Futures.Perfect correlation between an underlying fund's derivative positions and portfolio positions will be impossible to achieve. Accordingly, successful use by a fund of options on stock or bond indices, financial and currency futures contracts and related options, and currency options will be subject to the investment manager's ability to predict correctly movements in the direction of the securities and currency markets generally or of a particular segment. If a fund's investment manager is not successful in employing such instruments in managing a fund's investments, the fund's performance will be worse than if it did not employ such strategies. In addition, a fund will pay commissions and other costs in connection with such investments, which may increase the fund's expenses and reduce the return. In writing options on futures, a fund's loss is potentially unlimited and may exceed the amount of the premium received.

Positions in stock index options, stock and bond index futures contracts, financial futures contracts, foreign currency futures contracts, related options on futures and options on currencies may be closed out only on an exchange which provides a secondary market. There can be no assurance that a liquid secondary market will exist for any particular option, futures contract or option thereon at any specific time. Thus, it may not be possible to close such an option or futures position. This is particularly true when trading options on foreign exchanges or the OTC market. The inability to close options or futures positions could have an adverse impact on a fund.

When trading options on foreign exchanges or in the OTC market many of the protections afforded to exchange participants will not be available. For example, there are no daily price fluctuation limits, and adverse market movements could therefore continue to an unlimited extent over a period of time.

Leverage through Borrowing. An underlying fund may borrow to increase its holdings of portfolio securities. Under the 1940 Act, the fund is required to maintain continuous asset coverage of 300% with respect to such borrowings and to sell (within three days) sufficient portfolio holdings to restore such coverage if it should decline to less than 300% due to market fluctuations or otherwise, even if disadvantageous from an investment standpoint. Leveraging will exaggerate the effect of any increase or decrease in the value of portfolio securities on the fund's net asset value, and money borrowed will be subject to interest costs (which may include commitment fees and/or the cost of maintaining minimum average balances) which may or may not exceed the interest and option premiums received from the securities purchased with borrowed funds.

Warrants. An underlying fund may invest in warrants, which are options to purchase equity securities at specific prices valid for a specific period of time. The prices do not necessarily move parallel to the prices of the underlying securities.

Warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer. If a warrant is not exercised within the specified time period, it will become worthless and the fund will lose the purchase price and the right to purchase the underlying security.

Convertible Securities. An underlying fund may invest in convertible securities. Convertible securities include any corporate debt security or preferred stock that may be converted into underlying shares of common stock. The common stock underlying convertible securities may be issued by a different entity than the issuer of the convertible securities. Convertible securities entitle the holder to receive interest payments paid on corporate debt securities or the dividend preference on a preferred stock until such time as the convertible security matures or is redeemed or until the holder elects to exercise the conversion privilege. As a result of the conversion feature, however, the interest rate or dividend preference on a convertible security is generally less than would be the case if the securities were issued in non-convertible form.

The value of convertible securities is influenced by both the yield of non-convertible securities of comparable issuers and by the value of the underlying common stock. The value of the convertible security viewed without regard to its conversion feature (i.e., strictly on the basis of its yield) is sometimes referred to as its "investment value." The investment value of the convertible security will typically fluctuate inversely with changes in prevailing interest rates. However, at the same time, the convertible security will be influenced by its "conversion value," which is the market value of the underlying common stock that would be obtained if the convertible security were converted. Conversion value fluctuates directly with the price of the underlying common stock.

If, because of a low price of the common stock, the conversion value is substantially below the investment value of the convertible security, the price of the convertible security is governed principally by its investment value. If the conversion value of a convertible security increases to a point that approximates or exceeds its investment value, the value of the security will be principally influenced by its conversion value. A convertible security will sell at a premium over its conversion value to the extent investors place value on the right to acquire the underlying common stock while holding a fixed income security. Holders of convertible securities have a claim on the assets of the issuer prior to the common stockholder, but may be subordinated to holders of similar non-convertible securities of the same issuer.

Description of Bond Ratings.

The following summarizes Moody's description of its four highest bond ratings:

Aaa - Bonds are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged";

Aa - Bonds are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds;

A - Bonds possess many favorable investment attributes and are to be considered as "upper medium-grade obligations"; and

Baa - considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time.

Moody's also supplies numerical indicators 1, 2 and 3 to rating categories. The modifier 1 indicates that the security is in the higher end of its rating category; the modifier 2 indicates a mid-range ranking; and 3 indicates a ranking toward the lower end of the category.

The following summarizes S&P's description of its four highest bond ratings:

AAA - highest grade obligations. The obligor's capacity to meet its financial commitment on the obligation is extremely strong;

AA - also qualify as high-grade obligations. A very strong capacity to meet its financial commitment on the obligation and differs from AAA issues only in a small degree;

A - regarded as upper medium grade, although somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. It has a strong capacity to meet its financial commitment on the obligation although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories; and

BBB - regarded as having an adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

S&P applies indicators "+", no character, and "-" to its rating categories. The indicators show relative standing within the major rating categories.

High-Yield Debt Securities. An underlying fund may invest in distressed securities, such as high-yield, lower-rated debt securities (commonly called "junk bonds"), whether they are rated or unrated.

High-yield securities are rated "BB" or below by S&P or "Ba" or below by Moody's, or have a similar credit risk rating by another rating organization. High-yield debt securities are considered more risky than investment-grade debt because there is greater uncertainty regarding the economic viability of the issuer.

The risk of high-yield debt securities may include:


(1) limited liquidity and secondary market support,

(2) substantial market price volatility resulting from changes in prevailing interest rates,

(3) subordination to the prior claims of banks and other senior lenders,

(4) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the underlying fund to reinvest premature redemption proceeds only in lower yielding portfolio securities,

(5) the possibility that earnings of the issuer may be insufficient to meet its debt service, and

(6) the issuer's low creditworthiness and potential for insolvency during periods of rising interest rates and economic downturn.


As a result of the limited liquidity of high-yield debt securities, their prices have at times experienced significant and rapid decline when a substantial number of holders decided to sell. A decline is also likely in the market for high-yield debt securities during an economic downturn. An economic downturn or an increase in interest rates could severely disrupt the market for high-yield debt securities and adversely affect the value of outstanding debt and the ability of the issuers to repay principal and interest.

Disclosure of Portfolio Holdings

The Trust maintains written policies and procedures regarding the disclosure of its portfolio holdings to ensure that disclosure of information about portfolio securities is in the best interests of a Portfolio's shareholders. The Board of Trustees reviews these policies and procedures on an annual basis. In addition, the Board has reviewed and approved the list below of entities that may receive portfolio holdings information prior to and more frequently than the public disclosure of such information ("non-standard disclosure"). The Board has also delegated authority to the Trust's President to provide such information in certain circumstances (as described below). The Board is also notified of, and reviews any requests for non-standard disclosure approved by the Trust's President.

The Trust is required by the U.S. Securities and Exchange Commission to file the complete portfolio holdings schedule of each Portfolio with the Commission on a quarterly basis. This schedule is filed with the Trust's annual and semi-annual reports on Form N-CSR for the second and fourth fiscal quarters and on Form N-Q for the first and third quarters. The portfolio holdings information provided in these reports is as of the end of the quarter in question. Form N-CSR must be filed with the U.S. Securities and Exchange Commission no later than ten (10) calendar days after the Trust transmits its annual or semi-annual report to its shareholders. Form N-Q must be filed with the U.S. Securities and Exchange Commission no later than sixty (60) calendar days after the end of the applicable quarter.

The Trust's principal underwriter, Weston Securities Corporation, prepares and distributes on a calendar quarter basis, Fund Product Sheets, which are advertising pieces that discuss various aspects of the Portfolios. These Fund Product Sheets are advertising pieces that are regulated by the advertising rules of the National Association of Securities Dealers, Inc. and the U.S. Securities and Exchange Commission. Each Fund's Product Sheet may contain, at a minimum, a listing of a Portfolio's largest holdings as of the end of the calendar quarter in question. Each Fund's Product Sheet is posted on the Trust's web site at www.newcenturyportfolios.com approximately thirty (30) days after the calendar quarter end. The Fund Product Sheets are posted at the same time as their mailing or distribution to any category of persons, including actual or potential shareholders.

The Trust's service providers which have contracted to provide services to the Trust and its Portfolios, including, for example, the custodian and the fund accountants, and which require portfolio holdings information in order to perform those service, may receive non-standard disclosure.
Non-standard disclosure of portfolio holdings information may also be provided to entities that provide a service to the Advisor, provided that the service is related to the investment advisory services that the Advisor provides to the Portfolios, and to a third-party when the Trust has a legitimate business purpose for doing so. Specifically, the Trust's disclosure of its portfolio holdings for each Portfolio may include disclosure:

1. To the Trust's Independent Registered Public Accountanting Firm for use in providing audit opinions;

2. To financial printers for the purpose of preparing Trust regulatory filings;

3. If ever applicable, to another investment adviser or its Independent Registered Public Accountanting Firm solely for the purpose of due diligence regarding a merger or acquisition;

4. To the following ratings and performance tracking agencies: Vicker's Stock Research, S & P, Morningstar, Inc., Bloomberg and Lipper, on a monthly basis, for use in developing a rating for a Portfolio; and

5. To service providers, such as proxy voting service providers and portfolio-management database providers in connection with their providing services benefiting the Trust, although no such arrangements currently exist.

The Trust currently has no other arrangements for the provision of non-standard disclosure to any party or shareholder.

In all instances of such non-standard disclosure, the receiving party will be instructed that such information must be kept confidential and that no trading on such information should be allowed.

Other than the non-standard disclosure discussed above, if a third-party requests specific, current information regarding a Portfolio's portfolio holdings, the Trust will refer the third-party to the latest regulatory filing.

Non-standard disclosure of portfolio holdings may only be made pursuant to a written request that has been approved by the Board of Trustees of the Trust. The Board of Trustees has authorized the President of the Trust to consider and approve such written requests for non-standard disclosure; provided that, he promptly report any such approval to the Board of Trustees of the Trust.

It is the Trust's policy that neither the Trust, the Advisor nor any other party shall accept any compensation or other consideration in connection with the disclosure of information about portfolio holdings.

There may be instances where the interests of the Trust's shareholders respecting the disclosure of information about portfolio holdings may conflict or appear to conflict with the interests of the Advisor, any principal underwriter for the Trust or an affiliated person of the Trust (including such affiliated person's investment adviser or principal underwriter). In such situations, the conflict must be disclosed to the Board of Trustees of the Trust, and the Board must be afforded the opportunity to determine whether or not to allow such disclosure.

Investment Advisor

Weston Financial Group, Inc., located at 40 William Street, Suite 100, Wellesley, MA 02481-3902, serves as the investment advisor to each Portfolio under separate investment advisory agreements (the "Advisory Agreements"). The Advisory Agreements provide that the Advisor will furnish continuous investment advisory and management services to the Portfolios.

All of the Advisory Agreements continue in effect from year to year after an initial term of two years only if such continuance is approved annually by either the Trust's Board of Trustees or by a vote of a majority of the outstanding voting securities of the respective Portfolio of the Trust and in either case by the vote of a majority of the trustees who are not parties to the Advisory Agreements or interested persons (as such term is defined in the 1940 Act) of any party to the Advisory Agreement, voting in person at a meeting called for the purpose of voting on such approval. Each Advisory Agreement may be terminated at any time without penalty by the Trust's Board of Trustees or by a majority vote of the outstanding shares of the Trust, or by the Advisor, in each instance on not less than 60 days written notice and shall automatically terminate in the event of its assignment.

For its services as investment advisor to the New Century Capital, New Century Balanced, New Century Aggressive and New Century International Portfolios, the Advisor receives a monthly fee from each Portfolio, at the annualized rate of 1.00% of each Portfolio's average daily net assets for the first $100 million in assets and 0.75% of the assets exceeding that amount. For its services as investment advisor to the New Century Alternative Strategies Portfolio, the Advisor receives a fee from the Portfolio, at the annualized rate of 0.75% of the Portfolio's average daily net assets.

In the interest of limiting the expenses of each Portfolio, the Advisor has entered into contractual expense limitation agreements with the Trust. Pursuant to these expense limitation agreements, the Advisor has agreed to waive fees and/or reimburse certain other expenses so that the ratio of total operating expenses of each Portfolio is limited to 1.50% of such Portfolio's average net assets. This limit does not apply to interest, taxes, brokerage commissions, other expenditures capitalized in accordance with generally accepted accounting principles and other extraordinary
expenses not incurred in the ordinary course of business.    These expense
limitation agreements will continue in effect until October 31, 2005. The Advisor is entitled to reimbursement from a Portfolio of any fees waived or expenses reimbursed if such reimbursement does not cause such Portfolio to exceed any existing applicable expense limitations and the reimbursement is made within three years after the year in which the Advisor incurred the expense. For the fiscal year ended October 31, 2004, the Advisor received $1,967 in recouped fees from the New Century Balanced Portfolio. In addition, as of October 31, 2004, the Advisor has recouped all fees waived and/or expenses reimbursed for the New Century Balanced and New Century Alternative Strategies Portfolios.

For the fiscal years or periods ended October 31, 2004, 2003 and 2002, the Trust paid investment advisory fees (net of fee waivers) to the Advisor as follows:

                                    2004        2003        2002
New Century Capital                 $1,008,218  $841,721    $1,007,457
New Century Balanced                $736,199    $641,765    $717,390
New Century Aggressive              $0          $0          $0
New Century International           $154,016    $40,129     $0
New Century Alternative Strategies  $328,945    $193,369    $35,330

For the fiscal years or periods ended October 31, 2004, 2003 and 2002, the Advisor waived fees and/or reimbursed expenses pursuant to the expense limitation agreements as follows:
                                    2004        2003        2002
New Century Balanced                $0          $1,967      $0
New Century Aggressive              $64,016     $68,836     $64,472
New Century International           $48,030     $62,733     $63,079
New Century Alternative Strategies  $0          $0          $15,721

The Advisor also serves as the Portfolios' administrator under an agreement with the Trust on behalf of each Portfolio (the "Administration Agreement"). The Administration Agreement provides that the Advisor will furnish the Portfolios with office space, and with any ordinary clerical and bookkeeping services not furnished by the custodian, transfer agent or distributor. As compensation for its services as an administrator, the Advisor receives an amount equal to the salaries and expenses of the personnel who perform the administrative duties. For the fiscal years or periods ended October 31, 2004, 2003 and 2002, the Advisor received fees related to the administrative services provided to each Portfolio as follows:
                                    2004        2003        2002
New Century Capital                 $51,052     $54,624     $64,027
New Century Balanced                $38,837     $43,309     $46,312
New Century Aggressive              $8,556      $8,503      $7,944
New Century International           $15,104     $12,023     $8,824
New Century Alternative Strategies  $25,591     $28,879     $6,220


The officers and trustees of the Advisor (and their positions held with the Trust) are as follows: I. Richard Horowitz, President; Douglas A. Biggar, Vice President and Clerk (Chairman and a trustee of the Trust); Joseph Robbat, Jr., Vice President and Treasurer (a trustee of the Trust); Wayne
M. Grzecki, Vice President (President of the Trust); Ronald A. Sugameli, Vice President (Vice President of the Trust); and Robert I. Stock, Vice President. Together, these individuals may be deemed to control the Advisor.

Portfolio Managers

Wayne M. Grzecki is the Portfolio Manager of each of the Portfolios, except for the Alternative Strategies Portfolio. Mr. Grzecki is a Principal of Weston Financial Group, Inc. and has been a Senior Financial Counselor with the Advisor since 1986. He has managed the Capital Portfolio and Balanced Portfolio since 1995, the Aggressive Portfolio and International Portfolio since their inception in 2000, and has served as a Co-Manager of the Alternative Strategies Portfolio from its inception in 2002 until March of 2005. Effective March 1, 2005, Ronald A. Sugameli is the Portfolio Manager for the Alternative Strategies Portfolio. Mr. Sugameli has served as the Co-Manager of the Alternative Strategies Portfolio since its inception in 2002. Mr. Sugameli is a Principal of Weston Financial Group, Inc. and has been a Senior Financial Counselor with the Advisor since 1984.

Mr. Grzecki does not currently serve as the Portfolio Manager for any other registered investment company or other pooled investment vehicle. As of December 31, 2004, Mr. Grzecki served as the manager of 24 other private accounts with total assets under management of $5,992,884. The fees received for managing these other accounts are not based upon the performance of the account.

Mr. Sugameli does not currently serve as the Portfolio Manager for any other registered investment company or other pooled investment vehicle. As of December 31, 2004, Mr. Sugameli served as the manager of 167 other private accounts with total assets under management of $80,317,198. The fees received for managing these other accounts are not based upon the performance of the account.

The Advisor does not believe that any material conflicts exist between Messrs. Grzecki's and Sugameli's portfolio management of the Portfolios and their management of the private accounts. In addition, since both the Portfolios and the private accounts invest all of their assets in other registered investment companies, including open-end, closed-end and exchange traded funds, the allocation of investment opportunities is not an issue.

Messrs. Grzecki and Sugameli are each Principals of the Advisor. Each receives a fixed annual salary. In addition, as Principals of the Advisor, each is entitled to receive distributions from the Advisor's net profits. Neither receives compensation that is based upon a Portfolio's or private account's pre- or after-tax performance or the value of assets held by a Portfolio or private account. Messrs. Grzecki and Sugameli do not receive any additional compensation from the Advisor for their services as Portfolio Manager.

As of December 31, 2004, the Portfolio Managers beneficially owned the following dollar range of equity securities in each Portfolio they managed, and in the Trust:




(1)                                     (2)                                     (3)
Name of                                 Dollar Range                            Aggregate Dollar Range
Portfolio                               of Equity Securities in the             of Equity Securities in
Manager                                 Portfolio                               All Portfolios of the Trust
-----------------------------------------------------------------------------------------------------------

Wayne M. Grzecki                        $100,001 to $500,000 in the Capital     $100,001 to $500,000
                                        Portfolio
                                        $1 to $10,000 in the Balanced Portfolio
                                        $50,001  to $100,000 in the
                                        Aggressive Portfolio
                                        $100,001 to $500,000 in the
                                        International Portfolio
                                        $10,001 to $50,000 in the Alternative
                                        Strategies Portfolio
Ronald A. Sugameli                      $10,001 to $50,000 in the Alternative   $100,001 to $500,000
                                        Strategies Portfolio



Distributor and Distribution Plan

Pursuant to a Distribution Agreement between the Trust and Weston Securities Corporation. (the "Distributor") on behalf of each Portfolio, the Distributor is the exclusive agent for each Portfolios' shares, and has the right to select selling dealers to offer the shares to investors. The principal business address of the Distributor is 40 William Street, Suite 100, Wellesley, Massachusetts 02481-3902. The Portfolios each have a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the 1940 Act, which allows each Portfolio to pay up to 0.25% of its average daily net assets to the Distributor for activities primarily intended to sell shares of the Portfolio. In addition, the Distributor receives sales commissions and other compensation in connection with the purchase of investment company shares by each Portfolio. The Distributor voluntarily has agreed to waive payments made by each Portfolio pursuant to the Plan in amounts equal to the sales commissions and other compensation that it receives in connection with the purchase of investment company shares by each Portfolio. The following tables set forth the corresponding dollar amounts for the Portfolios for the last three fiscal years or periods.




                                        Fiscal Year Ended           Fiscal Year Ended            Fiscal Year Ended
                                        October 31, 2004            October 31, 2003             October 31, 2002
--------------------------------------------------------------------------------------------------------------------------
New Century Capital

Gross amount payable
by Portfolio under Plan                 $253,366                    $197,534                     $238,862

Amount waived by Distributor
(equals sales commissions and
compensation it received in
connection with the transactions
by the Portfolio)                       $(67,584)                   $(32,665)                    $(84,546)

Net amount paid by Portfolio
to Distributor under Plan               $185,782                    $164,869                     $154,316

New Century Balanced

Gross amount payable by Portfolio
under Plan                              $183,994                    $149,241                     $169,424

Amount waived by Distributor
(equals sales commissions and
compensation it received in
connection with the transactions
by the Portfolio)                       $(65,682)                   $(29,687)                    $(49,902)

Net amount paid by Portfolio
to Distributor under Plan               $118,312                    $119,554                     $119,522

New Century Aggressive

Gross amount payable by Portfolio
under Plan                              $13,260                     $9,871                       $10,196

Amount waived by Distributor
(equals sales commissions and
compensation it received in
connection with the transactions
by the Portfolio)                       $(1,138)                    $(169)                       $(43)

Net amount paid by Portfolio
to Distributor under Plan               $12,122                     $9,702                       $10,153

New Century International

Gross amount payable by Portfolio
under Plan                              $50,556                     $24,224                      $13,466

Amount waived by Distributor
(equals sales commissions and
compensation it received in
connection with the transactions
by the Portfolio)                       $(6,349)                    $(1,023)                     $0

Net amount paid by Portfolio
to Distributor under Plan               $44,207                     $23,201                      $13,466


New Century Alternative Strategies

Gross amount payable by Portfolio
under Plan                              $109,731                    $61,597                      $13,923

Amount waived by Distributor
(equals sales commissions and
compensation it received in
connection with the transactions
by the Portfolio)                       $(82,091)                   $(24,728)                    $(695)

Net amount paid by Portfolio
to Distributor under Plan               $27,640                     $36,869                      $13,228


The following lists the principal expenses incurred by the Trust under the Plan during the fiscal year ended October 31, 2004:

                                    New Century
                                     Portfolios
Delivery                                $ 2,665
Presentations/Sales Literature Filing   $33,159
Postage                                 $   371
Sales/Marketing Compensation            $16,008
Supplies/Printing                       $ 9,729
Registrations                           $80,038
Telephone                               $ 2,959


Under the Distribution Agreement, the expenses of printing all sales literature, including prospectuses, are to be borne by the Distributor. Douglas A. Biggar, Wayne M. Grzecki, I. Richard Horowitz, Joseph Robbat, Jr., Ronald A. Sugameli and Robert I. Stock, officers of the Advisor, are also General Securities Principals and registered representatives of the Distributor. Therefore, the Distributor is an affiliated person of the Trust.

Although the Plans may be amended by the Board of Trustees, any change in the Plans which would materially increase the amounts authorized to be paid under the Plans must be approved by shareholders. The total amounts paid by the Portfolios under the foregoing arrangements may not exceed the maximum limit specified in the Plan, and the amounts and purposes of expenditures under the Plans must be reported to the Board of Trustees quarterly.

The Distribution Agreement provides that it will continue in effect from year to year only so long as such continuance is specifically approved at least annually by either the Trust's Board of Trustees or by a vote of a majority of the outstanding voting securities of the respective Portfolio of the Trust. In either case, by the vote of a majority of the trustees who are not "interested persons" of the Trust (as that term is defined in the 1940 Act), voting in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement will terminate automatically in the event of its assignment.

Allocation of Portfolio Brokerage

The Advisor, in effecting the purchases and sales of portfolio securities for the account of the Trust, will seek execution of trades either (i) at the most favorable and competitive rate of commission charged by any broker, dealer or member of an exchange, or (ii) at a higher rate of commission charges if reasonable in relation to brokerage and research services provided to the Trust or the Advisor by such member, broker, or dealer. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investments. The Advisor may use research and services provided by brokers and dealers in servicing all its clients, however, not all such services will be used by the Advisor in connection with the Portfolios. Fund orders may be placed with an affiliated broker-dealer, and in such case, the Distributor will receive brokerage commissions. However, portfolio orders will be placed with the Distributor only where the price being charged and the services being provided compare favorably with those which would be charged to the Trust by non-affiliated broker-dealers, and with those charged by the Distributor to other unaffiliated customers, on transactions of a like size and nature.



For the fiscal years or periods ended October 31, 2004, 2003 and 2002, the Portfolios paid brokerage commissions (including markups on principal transactions) as follows:

                                        2004          2003           2002
------------------------------------------------------------------------------
New Century Capital                     $80,246       $73,927        $91,596
New Century Balanced                    $36,272       $42,803        $75,293
New Century Aggressive                  $12,097       $12,908        $21,560
New Century International               $26,184       $20,923        $16,896
New Century Alternative Strategies      $4,422        $0             $963

The changes in the amounts of brokerage commissions paid by the Portfolios during the years and periods listed above is attributable to the Portfolios adding exchange-traded funds, which customarily charge brokerage commissions, to their investment portfolios.

The Advisor is responsible for making each Portfolio's investment decisions subject to instructions described in the prospectus. The Board of Trustees may however impose limitations on the allocation of portfolio brokerage.

The Portfolios expect that most purchases and sales of portfolio securities, including money market securities, will be principal transactions. Such securities are normally purchased directly from the issuer or from an underwriter or market maker for the securities. There will usually be no brokerage commissions paid by the Portfolios for such purchases. Purchases from the underwriters will include the underwriter commission or concession, and purchases from dealers serving as market makers will include the spread between the bid and asked price.

Transfer Agent and Fund Accounting Agent

Ultimus Fund Solutions, LLC, ("Ultimus," or the "Transfer Agent"), serves as the transfer agent, dividend disbursing agent and redemption agent for redemptions pursuant to a Transfer and Dividend Disbursing Agency Agreement. Ultimus also serves as the fund accounting services agent for each of the Portfolios pursuant to a Fund Accounting Agreement. The principal business address of Ultimus is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Ultimus provides all the necessary facilities, equipment and personnel to perform the usual or ordinary services of transfer and dividend paying agent, including: receiving and processing orders and payments for purchases of shares, opening shareholder accounts, preparing annual shareholder meeting lists, mailing proxy material, receiving and tabulating proxies, mailing shareholder reports and prospectuses, withholding certain taxes on non-resident alien accounts, disbursing income dividends and capital distributions, preparing and filing U.S. Treasury Department Form 1099 (or equivalent) for all shareholders, preparing and mailing confirmation forms to shareholders for all purposes and redemption of the Portfolios' shares and all other confirmable transactions in shareholders' accounts, recording reinvestment of dividends and distributions of the Portfolios' shares and causing redemption of shares for and disbursements of proceeds to withdrawal plan shareholders.

Ultimus also provides all necessary facilities, equipment and personnel to perform the usual or ordinary services as fund accounting agent, such as keeping current the books, accounts, records and journals of each Portfolio and calculating the daily NAV per share of each Portfolio. Ultimus also assists, as necessary, in providing information necessary for calculating distributions, tax reporting, preparing the semi-annual and annual reports; updating the prospectus and SAI, and monitoring each Portfolio's compliance with the Code.

Purchase of Shares

The shares of each Portfolio of the Trust are continuously offered by the Distributor. Orders for the purchase of shares of a Portfolio of the Trust received by the Transfer Agent prior to 4:00 p.m. (Eastern time) on any day the New York Stock Exchange is open for trading will be confirmed at the net asset value next determined (based upon valuation procedures described in the prospectus) as of the close of the Transfer Agent's business day, normally 4:00 p.m. (Eastern time). Orders received by the Transfer Agent after 4:00 p.m. will be confirmed at the next day's price.

Tax-Sheltered Retirement Plans. Shares of each Portfolio of the Trust are available to all types of tax-deferred retirement plans including custodial accounts described in Sections 401(k) and 403(b)(7) of the Internal Revenue Code. Qualified investors benefit from the tax-free compounding of income dividends and capital gains distributions. You can transfer an existing plan into a Portfolio or set up a new plan in the manner described below.

Individual Retirement Accounts (IRA). Individuals, who are not active participants (and, when a joint return is filed, who do not have a spouse who is an active participant) in an employer maintained retirement plan are eligible to contribute on a deductible basis to an IRA account. The IRA deduction is also retained for individual taxpayers and married couples with adjusted gross incomes not in excess of certain specified limits. All individuals may make non-deductible IRA contributions to a separate account to the extent that they are not eligible for a deductible contribution. Income earned by an IRA account will continue to be tax deferred. A special IRA program is available for corporate employers under which the employers may establish IRA accounts for their employees in lieu of establishing corporate retirement plans. Known as SEP-IRA's (Simplified Employee Pension-IRA), they free the corporate employer of many of the record keeping requirements of establishing and maintaining a corporate retirement plan trust.

If you have received a lump sum distribution from another qualified retirement plan, you may roll over all or part of that distribution into a New Century Portfolios IRA. Your roll-over contribution is not subject to the limits on annual IRA contributions. By acting within applicable time limits of the lump sum distribution you can continue to defer Federal income taxes on your lump sum contribution and on any income that is earned on that contribution.

Tax-Sheltered Custodial Accounts. If you are an employee of a public school, state college or university, or an employee of a non-profit organization exempt from tax under Section 501(c)(3) of the Internal Revenue Code, you may be eligible to make contributions into a custodial account (pursuant to section 493(b)(7) of the Code) which invests in shares of the Portfolios. Such contributions, to the extent that they do not exceed certain limits, are excludable from the gross income of the employee for federal income tax purposes.

How to Establish Retirement Accounts. All the foregoing retirement plan options require special applications or plan documents. Please call us to obtain information regarding the establishing of retirement plan accounts. In the case of IRA and KEOGH Plans, U.S. Bank, N.A. acts as the plan custodian and charges nominal fees in connection with plan establishment and maintenance. These fees are detailed in the plan documents. You may wish to consult with your attorney or other tax advisor for specific advice prior to establishing a plan.

Systematic Withdrawal Program. You can arrange to make systematic cash withdrawals from your account monthly, quarterly or annually. If the periodic amount you elect to withdraw is more than the increase of any income or gains in your account, the withdrawals can deplete the value of your account. If the withdrawals are to be sent to someone who is not a registered owner of the shares, a signature guarantee is required on your application for this service. New Century Portfolios bears the cost of providing this plan at the present time. Please contact the Distributor to obtain information or an application. We may refuse to establish a systematic withdrawal program for an account under $10,000 or a withdrawal payment under $50.

Frequent Purchases and Redemptions of Shares

The Portfolios are intended as long-term investment vehicles and not to provide a means of speculating on short-term market movements. In addition, excessive trading can hurt a Portfolio's performance and shareholders. Accordingly, it is the policy of the Trust not to enter into any arrangements to permit frequent purchases or redemptions of shares of any Portfolio.

Officers and Trustees of New Century Portfolios

The members of the Board of Trustees of the Trust are fiduciaries for the Portfolios' shareholders and are governed by the law of the Commonwealth of Massachusetts in this regard. They establish policy for the operation of the Portfolios, and appoint the officers who conduct the daily business of the Portfolios. The trustees serve as trustee to each of the five investment portfolios offered by the Trust.



                                                    Principal
                                                    Occupation(s)                 Number of
                                                    During Past 5                 Portfolios in  Other
                                   Position(s)      Years and                     Fund Complex   Directorships
                      Length of    Held With the    Other                         Overseen by    Held by
Name, Address and Age Time Served  Trust            Directorships                 Trustee        Trustee
--------------------------------------------------------------------------------------------------------------
Interested Trustees
-------------------
*Douglas A. Biggar     Since 1988  Chairman/Trustee Vice President and Clerk,     5              None
40 William Street                                   Weston Financial Group,
Suite 100                                           Inc.; Clerk and Treasurer
Wellesley, MA 02481                                 of Weston Securities
(age 58)                                            Corporation.

*Joseph Robbat, Jr.    Since 1988  Trustee          Vice President and            5              None
40 William Street                                   Treasurer, Weston
Suite 100                                           Financial Group, Inc.;
Wellesley, MA 02481                                 Vice President, Weston
(age 54)                                            Securities Corporation;
                                                    Formerly, a Director, GoldK,
                                                    Inc. (from 2000 to 2003)
Non-Interested
Trustee
-------------------
Stanley H. Cooper,     Since 1988  Trustee          Attorney in private           5              None
Esq.                                                practice.
One Ashford Lane
Andover, MA 01810
(age 58)

Roger Eastman, CPA     Since 1989  Trustee          Retired; until December,      5              None
10682 Gulfshore Drive                               2004, Executive Vice
C-103                                               President and Chief
Naples, FL 34108                                    Operating Officer, Danvers
(age 75)                                            Savings Bank; prior
                                                    thereto, a Partner, Arthur
                                                    Andersen & Co.

Michael A. Diorio, CPA Since 1988  Trustee          Executive Director, Milford   5              1
11 Calvin Drive                                     Housing Authority (since
Milford, MA 01757                                   October of 2004); Town
(age 59)                                            Accountant, Town of Canton,
                                                    MA (from March, 2001 to
                                                    October, 2004); CPA in private
                                                    practice (from June, 1999 to
                                                    March, 2001); Director,
                                                    Milford National Bank &
                                                    Trust Company; formerly a
                                                    Partner, Diorio, Hudson &
                                                    Pavento, P.C.

Officers
--------------------
Wayne M. Grzecki       Since 1996  President        Vice President and Senior
40 William Street                                   Counselor, Weston Financial
Suite 100                                           Group, Inc.; Vice President,
Wellesley, MA 02481                                 Weston Securities Corporation.
(age 54)

Ronald A. Sugameli     Since 1997  Vice President   Vice President and Senior
40 William Street                                   Counselor, Weston Financial
Suite 100                                           Group, Inc.; Vice President,
Wellesley, MA 02481                                 Weston Securities Corporation.
(age 52)

Nicole M. Tremblay,    Since 2002  Treasurer,       Chief Compliance Officer,
Esq.                               Chief Financial  Weston Financial Group,
40 William Street                  Officer,         Inc. (since November, 2002);
Suite 100                          Secretary,       Chief Compliance Officer,
Wellesley, MA 02481                and Chief        General Securities Principal,
(age 31)                           Compliance       Weston Securities Corporation
                                   Officer          (since November, 2002); prior
                                                    thereto, Assistant Counsel
                                                    at GoldK, Inc. (from May,
                                                    2002 until October, 2002);
                                                    Legal Consultant, Allmerica
                                                    Financial Life Insurance Annuity
                                                    Company (from March, 2002 to May,
                                                    2002); and Compliance Review Officer,
                                                    Sun Life (from January, 1996 to
                                                    February, 2002).

Susan K. Arnold        Since 1998  Assistant        Senior Financial Counselor Weston
40 William Street                  Treasurer        Financial Group, Inc.
Suite 100
Wellesley, MA 02481
(age 46)

Clara Prokup           Since 1998  Assistant        Director of Investment Operations,
40 William Street                  Secretary        Weston Financial Group, Inc.
Suite 100
Wellesley, MA 02481
(age 58)

-------------------

* Messrs. Biggar and Robbat, Jr. are considered to be "interested persons" of the Trust, as that term is defined in the 1940 Act. Messrs. Biggar and Robbat, Jr. are interested persons because each is an officer and control person of the Advisor and the Distributor.


Douglas A. Biggar, Chairman of the Board and a trustee of the Trust, is Vice President and Clerk of the Advisor, and a General Securities Principal of the Distributor. Joseph Robbat, Jr., a trustee of the Trust, is a Vice President and Treasurer of the Advisor, and a General Securities Principal of the Distributor. Wayne M. Grzecki, President of the Trust, is a Vice President and Senior Counselor of the Advisor, and a Vice President, General Securities Principal of the Distributor. Ronald A. Sugameli, Vice President of the Trust, is a Vice President and Senior Counselor of the Advisor, and a Vice President, General Securities Principal of the Distributor. Nicole M. Tremblay, Esq., Treasurer, Chief Financial Officer Secretary and Chief Compliance Officer of the Trust, is the Chief Compliance Officer of the Advisor, and a General Securities Principal of the Distributor. Susan K. Arnold, Assistant Treasurer of the Trust, is a Senior Financial Counselor of the Advisor and a registered representative of the Distributor. Clara Prokup, Assistant Secretary of the Trust, is the Director of Investment Operations of the Advisor and a registered representative of the Distributor.

Each trustee will hold office until the Trust's next annual meeting of shareholders and until their successors have been duly elected and qualified or until their earlier resignation or removal. Each officer holds office at the pleasure of the Board of Trustees and serves for a term of one year or until their successor is duly elected and qualified.

The Trust has a standing Audit Committee of the Board composed of Messrs. Cooper, Diorio and Eastman. The functions of the Audit Committee are to meet with the Trust's Independent Registered Public Accounting Firm to review the scope and findings of the annual audit, discuss the Trust's accounting policies, discuss any recommendations of the Independent Registered Public Accounting Firm with respect to the Trust's management practices, review the impact of changes in accounting standards on the Trust's Independent Registered Public Accounting Firm, recommend to the Board of Trustees the selection of independent accountants, and perform such other duties as may be assigned to the Audit Committee by the Board of Trustees. During its most recent fiscal year ended October 31, 2004, the Audit Committee met two times.

The Trust has a standing Nominating Committee of the Board composed of Messrs. Cooper, Diorio and Eastman. The Nominating Committee is responsible for the selection and nomination of candidates to serve as trustees of the Trust. Although the Nominating Committee expects to be able to find an adequate number of qualified candidates to serve as trustees, the Nominating Committee is willing to consider nominations received from shareholders. Shareholders wishing to submit a nomination should do so by notifying the Secretary of the Trust, in writing, at the address listed on the cover of this SAI. During the Trust's most recent fiscal year ended October 31, 2004, the Nominating Committee did not meet.

As of December 31, 2004, the trustees beneficially owned the following dollar range of equity securities in each Portfolio and the Trust:



                                                                        (3) Aggregate
                                                                        Dollar Range
                     (2) Dollar                                         of Equity
                     Range of                                           Securities in
                     Equity                                             All
(1) Name of          Securities in                                      Portfolios of
Trustee              the Portfolio                                      the Trust
------------------   ------------------------------------------------   -----------------

Douglas A. Biggar    Over $100,000 in the Capital Portfolio             Over $100,000
                     Over $100,000 in the Balanced Portfolio
                     $50,0001 to $100,000 in the Alternative
                     Strategies Portfolio

Joseph Robbat, Jr.   Over $100,000 in the Capital Portfolio             Over $100,000
                     $10,001 to $50,000 in the Balanced Portfolio
                     $10,001 to $50,000 in the Aggressive Portfolio
                     $10,001 to $50,000 in the International Portfolio
                     $10,001 to $50,000 in the Alternative Strategies
                     Portfolio

Stanley H.           Over $100,000 in the Capital Portfolio             Over $100,000
Cooper, Esq.         $10,001 to $50,000 in the Balanced Portfolio
                     $1 to $10,000 in the Alternative Strategies
                     Portfolio

Roger Eastman,       $0                                                  $0
CPA

Michael A.           $0                                                  $0
Diorio, CPA




Approval of the Investment Advisory Agreements. The Board of Trustees most recently approved the terms and conditions of the Investment Advisory Agreements between the Advisor and the Trust, on behalf of the New Century Capital, New Century Balanced, New Century Aggressive, New Century International and New Century Alternative Strategies Portfolios, at a meeting held on September 23, 2004. At the meeting, the trustees considered, among other things, the terms and conditions of each agreement, the quality and scope of the investment advisory services received from the Advisor in the past and which were expected to continue in the future, the Advisor's personnel assigned to service the Portfolios, the unique aspects of the Advisor's operations, the fees paid by each Portfolio and in relation to similar funds within the industry, the expense limitation agreements with respect to the Portfolios, and information concerning the performance of each Portfolio. The Trustees noted that the Portfolios had been performing competitively in the industry and were pleased with their results. In addition, the trustees stated that the fees and expenses of the Portfolios were deemed to be fair and reasonable based on the information provided at the meeting with respect to other funds in the industry. The trustees also reviewed and discussed other aspects of the Advisor, such as the profitability of the investment adviser, the relationship between the Trust and the Advisor, including the benefits each party received from such long term relationship, and the fact that the Advisor and its affiliates received other compensation from the relationship such as fees as administrator and fees under a distribution (12b-1) plan. The trustees also noted that two of the trustees, Messrs. Biggar and Robbat, were affiliates of the Advisor and the Distributor and would benefit by the investment advisory, administration and distribution agreements.

It was noted that during the Board's consideration of the factors listed above, different trustees gave different weight to different items. In general, the trustees considered it to be significant that the proposed investment advisory arrangements would assure a continuity of relationships to service the Portfolios because of the Advisor's familiarity with each Portfolio, its investment objectives and policies, its portfolio composition, and the Trust's policies regarding matters such as brokerage allocation, record-keeping systems, and other operational issues. The Board specifically noted the long-standing and cooperative working relationship between the Advisor and the Trust.

The officers conduct and supervise the daily business operations of the Trust, while the trustees, in addition to functions set forth under "Advisor" and "Distributor and Distribution Plan," review such actions and decide on general policy. Compensation to officers and trustees of the Trust who are affiliated with the Advisor or the Distributor is paid by the Advisor or the Distributor, respectively, and not by the Trust. The Trust pays each trustee who is not affiliated with the Advisor or Distributor quarterly fees.

The following table shows aggregate compensation paid to each trustee by the Trust in the fiscal year ended October 31, 2004:



                                       (3) Pension
                                     or Retirement
                                          Benefits                  (5) Total
                                        Accrued as (4) Estimated Compensation
                     (2) Aggregate         Part of        Annual   from Trust
 (1) Name of Person,  Compensation         Trust's Benefits Upon      Paid to
 Position               From Trust        Expenses    Retirement     Trustees
-----------------------------------------------------------------------------
Douglas A. Biggar
- Trustee                       $0              $0            $0           $0

Joseph Robbatt, Jr.
- Trustee                       $0              $0            $0           $0

Stanley H. Cooper, Esq.
- Trustee                   $8,000              $0            $0       $8,000

Roger Eastman, CPA
- Trustee                   $8,000              $0            $0       $8,000

Michael A. Diorio, CPA
- Trustee                   $8,000              $0            $0       $8,000


Sales Loads. The Portfolios do not currently charge any front-end or contingent deferred sales charges on the sale of shares.

Code of Ethics. The Trust, the Advisor and the Distributor have each adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act that permit investment personnel, subject to the particular Code of Ethics, to invest in securities, including securities that may be purchased or held by a Portfolio, for their own accounts. The Codes of Ethics are on public file with, and are available from, the U.S. Securities and Exchange Commission's Public Reference Room in Washington, D.C.

Proxy Voting Policies. The Trust is required to disclose information concerning each Portfolio's proxy voting policies and procedures to shareholders. The Board of Trustees has delegated to the Advisor the responsibility for decisions regarding proxy voting for securities held by each Portfolio. The Advisor will vote such proxies in accordance with its proxy voting policies and procedures, which have been reviewed by the Board of Trustees, and which are found in Appendix A to this SAI. Any material changes to these proxy voting policies and procedures will be submitted to the Board of Trustees for approval. Information regarding how each Portfolio voted proxies relating to portfolio securities for the most recent 12-month period ended June 30, 2004 is available: (1) without charge, upon request by calling (888) 639-0102 and (2) on the SEC's website at http://www.sec.gov.

Ownership of the Portfolios. As of February 2, 2005, the following persons were control persons or principal holders of each Portfolio's shares. Control persons are persons deemed to control a Portfolio because they own beneficially over 25% of the outstanding shares of the Portfolio. Principal holders are persons that own beneficially 5% or more of a Portfolio's outstanding shares. As of that date, the Trust's officers and trustees as a group owned less than 1% of the outstanding shares of each Portfolio.

New Century Capital Portfolio
FTC & Co.                                                   11.86%
Attention: Datalynx
P.O. Box 173736
Denver, CO 80217-3736

New Century Balanced Portfolio
FTC & Co.                                                   15.47%
Attention: Datalynx
P.O. Box 173736
Denver, CO 80217-3736

New Century Aggressive Portfolio
FTC & Co.                                                   13.16%
Attention: Datalynx
P.O. Box 173736
Denver, CO 80217-3736

Frederick W. Roberts                                         8.45%
1669 Sturbridge Drive
Sewickley, PA 15143

Circle Trust Company Custodian                               6.44%
FBO Weston Financial 401k PSP
Metro Center One Station
Stanford, CT 06902

Vincent F. Rago                                              6.08%
17410 Taylor Lane
Occidental, CA 95465

New Century International Portfolio
FTC & Co.                                                   45.08%
Attention: Datalynx
P.O. Box 173736
Denver, CO 80217-3736

New Century Alternative Strategies Portfolio
FTC & Co.                                                   57.97%
Attention: Datalynx
P.O. Box 173736
Denver, CO 80217-3736


General Information
-------------------
Beneficial Shares. New Century Portfolios was organized as a Maryland corporation on July 20, 1988. It was reorganized as a Massachusetts business trust on March 20, 1990. The Trust was originally named "Weston Portfolios." On November 2, 1998, the Trust changed its name to New Century Portfolios. The New Century Capital Portfolio was originally named the "Weston Growth Portfolio." On January 12, 1989, the Weston Growth Portfolio changed its name to the New Century Capital Portfolio. The New Century Balanced Portfolio was originally named the "Weston Income Portfolio." On January 12, 1989, the Weston Income Portfolio changed its name to the "New Century I Portfolio," and on November 2, 1998, the New Century I Portfolio changed its name to the New Century Balanced Portfolio.

The Trust offers an unlimited number of transferable beneficial shares all at $.01 par value. At the present time, there are five series of shares designated as the "New Century Capital Portfolio," the "New Century Balanced Portfolio," the "New Century Aggressive Portfolio," the "New Century International Portfolio" and the "New Century Alternative Strategies Portfolio." Each share has equal dividend, voting, liquidation and redemption rights. There are no conversion or pre-emptive rights. Shares, when issued, will be fully paid and non assessable. Fractional shares have proportional voting rights. Shares of the Portfolios do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect all of the Trustees if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Trustees. The Portfolios' shareholders will vote together to elect Trustees and on other matters affecting the entire Trust, but will vote separately on matters affecting separate Portfolios.

Audits and Reports. The accounts of the Trust are audited each year by Briggs Bunting & Dougherty, LLP, Two Penn Center Plaza, 1500 JFK Boulevard, Suite 820, Philadelphia, PA 19102, an Independent Registered Public Accounting Firm whose selection must be approved annually by the Board of Trustees. Shareholders receive semi-annual and annual reports of the Trust including the annual audited financial statements and a list of securities owned.

Taxes. Each Portfolio intends to qualify as a regulated investment company under the Code. Such qualification removes from the Portfolios any liability for Federal income taxes upon the portion of its income distributed to shareholders in accordance with certain timing requirements and makes Federal income tax upon such distributed income generated by the Portfolios' investments the sole responsibility of the shareholders. Continued qualification requires the Portfolios, among other things, to distribute to its shareholders each year substantially all of its income and capital gains. The Code imposes a non-deductible, 4% excise tax on regulated investment companies that do not distribute to investors in each calendar year, an amount equal to the sum of (i) 98% of its calendar year ordinary income, plus (ii) 98% of its capital gain net income (the excess of short and long-term capital gain over short and long-term capital loss) for the one-year period ending each October 31, plus (iii) 100% of any undistributed ordinary or capital gain net income from the prior year. Each Portfolio intends to declare and pay dividends and capital gain distributions in a manner to avoid imposition of the excise tax. Each Portfolio also proposes to comply with other requirements, such as (1) appropriate diversification of its portfolio of investments, and (2) realization of 90% of annual gross income from dividends, interest, gains from sales of securities, or other "qualifying income."

"The Trust" is a series trust. Each series (i.e., a Portfolio) of the Trust will be treated as a separate entity for Federal tax purposes. Any net capital gains recognized by a Portfolio will be distributed to its investors without need to offset (for Federal tax purposes) such gains against any net capital losses of another Portfolio.

As of October 31, 2004, the Portfolios had the following capital loss carryforwards available to offset future capital gains through the indicated expiration dates:

                               2011         2010         2009
                         ----------   ----------   ----------
New Century Capital      $3,131,030   $9,405,834   $1,052,258
New Century Balanced       $143,530   $4,737,511     $829,745
New Century Aggressive     $116,658   $1,394,145           $0

Expenses. Except as indicated above, each Portfolio is responsible for the payment of its expenses, including: (a) the fees payable to the Advisor and the Distributor; (b) the fees and expenses of trustees who are not affiliated with the Advisor or the Distributor; (c) the fees and certain expenses of the Trust's custodian and Transfer Agent; (d) the charges and expenses of the Trust's legal counsel and Independent Registered Public Accounting Firm; (e) brokers' commissions and any issue or transfer taxes chargeable to a Portfolio in connection with its securities transactions; (f) all taxes and corporate fees payable by the Trust to governmental agencies; (g) the fees of any trade association of which the Trust is a member; (h) the cost of stock certificates, if any, representing shares of a Portfolio; (i) reimbursements of the organization expenses of a Portfolio and the fees and expenses involved in registering and maintaining registration of the Portfolios and their shares with the U.S. Securities and Exchange Commission and registering to distribute its shares in and qualifying its shares for sale under state securities laws, and the preparation and printing of the Trust's registration statements and prospectuses for such purposes; (j) allocable communications expenses with respect to investor services and all expenses of shareholder and trustee meetings and of preparing, printing and mailing prospectuses and reports to shareholders; (k) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business; and (l) compensation for employees of the Trust.

Custodian. The Trust has retained U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), 425 Walnut Street, 6th floor, CN-WN-06TC Cincinnati, OH 45202, to act as Custodian of the securities and cash of the Trust and its Portfolios.

Performance
-----------
From time to time a Portfolio may advertise its total return and yield. "Total return" is the total of all income and capital gains paid to shareholders, assuming reinvestment of all distributions, plus (or minus) the change in the value of the original investment, expressed as a percentage of purchase price.

The "yield" of a Portfolio is computed by dividing the net investment income per share earned during the period stated in the advertisement (using the average number of shares entitled to receive dividends) by the maximum offering price per share on the last day of the period. The calculation includes among expenses of such Portfolio, for the purpose of determining net investment income, all recurring charges for the period stated. The yield formula provides for semi-annual compounding which assumes that net investment income is earned and reinvested at a constant rate and annualized at the end of a six-month period. A Portfolio may also include its distribution rate in its advertisements. The distribution rate is the amount of distributions per share made over a 12-month period divided by the current net asset value.

Total return quotations used by the Portfolios are based on standardized methods of computing performance mandated by U.S. Securities and Exchange Commission rules. The "average annual total return (before taxes)" of a Portfolio refers to the average annual compounded rates of return over 1, 5 and 10 year periods or for the life of such Portfolio (which periods will be stated in the advertisement) that would equate an initial amount invested at the beginning of a stated period to the ending redeemable value of the investment. The average annual total returns (after taxes on distributions) and average annual total returns (after taxes on distributions and redemptions) for each Portfolio for the one-year, five-years and ten-years periods (or the life of the Portfolio if shorter), are set forth in the prospectus. The following are the average annual returns for the Portfolios (before taxes) for the one year, five year and ten year periods, as applicable, ended October 31, 2004:

Average Annual Returns for the Periods Ended October 31, 2004

                          1 Year    5 Years   10 Years

New Century Capital
Portfolio                  8.25%    (1.48%)      8.49%
New Century Balanced
Portfolio                  7.75%      1.95%      7.78%
New Century
Aggressive
Portfolio                  5.04%       N/A1       N/A1
New Century
International
Portfolio                 16.01%       N/A1       N/A1
New Century
Alternative
Strategies
Portfolio                  9.12%       N/A2       N/A2
----------------

1 The New Century Aggressive Portfolio and New Century International
  Portfolio did not commence investment operations until November 1, 2000. Accordingly, no performance information is presented for these Portfolios for the 5 and 10 year periods.

2 The New Century Alternative Strategies Portfolio did not commence investment operations until May 1, 2002. Accordingly, no performance information is presented for this Portfolio for the 5 and 10 year periods.

As the following formula indicates, the average annual total return (before taxes) is determined by multiplying a hypothetical initial purchase order of $1,000 by the average annual compound rate of return (including capital appreciation/depreciation and dividends and distributions paid and reinvested) for the stated period less any fees charged to all shareholder accounts and annualizing the result. The calculation assumes that all dividends and distributions are reinvested at the public offering price on the reinvestment dates during the period. The quotation assumes the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees. According to the U.S. Securities and Exchange Commission formula:

  P(1 + T)n = ERV

  Where
    P = a hypothetical initial payment of $1,000
    T = average annual total return
    n = number of years
  ERV = ending redeemable value of hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods at the end of the 1, 5 or 10 year periods (or fractional portion thereof).

The "average annual total returns (after taxes on distributions)" and "average annual total returns (after taxes on distributions and redemptions)" for each Portfolio, except for the New Century Alternative Strategies Portfolio are included in the prospectus.

"Average annual total return (after taxes on distributions)" for a specified period is derived by calculating the actual dollar amount of the investment return on a $1,000 investment made at the maximum public offering price applicable at the beginning of the period, and then calculating the annual compounded rate of return (after federal income taxes on distributions but not redemptions) which would produce that amount, assuming a redemption at the end of the period. This calculation assumes a complete redemption of the investment but further assumes that the redemption has no federal income tax consequences. This calculation also assumes that all dividends and distributions, less the federal income taxes due on such distributions, are reinvested at net asset value on the reinvestment dates during the period. In calculating the impact of federal income taxes due on distributions, the federal income tax rates used correspond to the tax character of each component of the distributions (e.g., ordinary income rate for ordinary income distributions, short-term capital gain rate for short-term capital gains distributions and long-term capital gain rate for long-term capital gains distributions). The highest individual marginal federal income tax rate in effect on the reinvestment date is applied to each component of the distributions on the reinvestment date. Note that these tax rates may vary over the measurement period. The effect of applicable tax credits, such as the foreign tax credit, is also taken into account in accordance with federal tax law. The calculation disregards (i) the affect of phase-outs of certain exemptions, deductions and credits at various income levels, (ii) the impact of the federal alternative minimum tax and (iii) the potential tax liabilities other than federal tax liabilities (e.g., state and local taxes).

"Average annual total return (after taxes on distributions and redemptions)" for a specified period is derived by calculating the actual dollar amount of the investment return on a $1,000 investment made at the maximum public offering price applicable at the beginning of the period, and then calculating the annual compounded rate of return (after federal income taxes on distributions and redemptions) which would produce that amount, assuming a redemption at the end of the period. This calculation assumes a complete redemption of the investment. This calculation also assumes that all dividends and distributions, less the federal income taxes due on such distributions, are reinvested at net asset value on the reinvestment dates during the period. In calculating the federal income taxes due on distributions, the federal income tax rates used correspond to the tax character of each component of the distributions (e.g., ordinary income rate for ordinary income distributions, short-term capital gain rate for short-term capital gains distributions and long-term capital gain rate for long-term capital gains distributions). The highest individual marginal federal income tax rate in effect on the reinvestment date is applied to each component of the distributions on the reinvestment date. Note that these tax rates may vary over the measurement period. The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. The calculation disregards the
(i) effect of phase-outs of certain exemptions, deductions and credits at various income levels, (ii) the impact of the federal alternative minimum tax and (iii) the potential tax liabilities other than federal tax liabilities (e.g. state and local taxes). In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. The highest federal individual capital gains tax rate in effect on the redemption date is used in such calculation. The federal income tax rates used correspond to the tax character of any gains or loses (e.g., short-term or long-term).

Comparisons and Advertisements. To help investors better evaluate how an investment in the Portfolios might satisfy their investment objective, advertisements regarding the Portfolios may discuss yield or total return for the Portfolios as reported by various financial publications and/or compare yield or total return to yield or total return as reported by other investments, indices, and averages. The following publications, indices, and averages may be used:

               Lehman Treasury Index;
               Salomon Bros. Corporate Bond Index;
               U.S. Treasury Bills;
               Consumer Price Index;
               S&P 500[REGISTRATION MARK] Composite Index;
               Lehman Brothers Intermediate Government/Credit Index
               Dow Jones Industrial Average;
               Mutual Fund returns calculated by the CDA Technologies, Inc.; Morgan Stanley EAFE Index;
               NASDAQ Composite Index;
               Russell 3000[REGISTRATION MARK] Growth Index; and 60% S&P 500[REGISTRATION MARK] Composite
               Index/40% Lehman Brothers Intermediate Government/Credit
               Index

Financial Statements

The Trust's Annual Report to Shareholders for the fiscal year or period ended October 31, 2004 has been filed with the U.S. Securities and Exchange Commission. The Trust's audited financial statements, related notes and the report of Briggs Bunting & Dougherty, LLP for the fiscal year or period ended October 31, 2004 as set forth in the Trust's Annual Report to Shareholders dated October 31, 2004 are incorporate herein reference. The financial statements and related notes have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. No other parts of the Trust's Annual Report to Shareholders are incorporated herein by reference. You may obtain a free copy of the Annual Report to Shareholders by contacting the Trust at the address or telephone number appearing on the cover of this Statement of Additional Information.

INVESTMENT ADVISOR
Weston Financial Group, Inc.
Wellesley, MA

DISTRIBUTOR
Weston Securities Corporation
Wellesley, MA

CUSTODIAN
U.S. Bank, N.A.
Cincinnati, OH

TRANSFER AGENT
Ultimus Fund Solutions, LLC
Cincinnati, OH

LEGAL COUNSEL
Greenberg Traurig, LLP
Philadelphia, PA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Briggs Bunting & Dougherty, LLP
Philadelphia, PA


APPENDIX A

WESTON FINANCIAL GROUP, INC.
PROXY VOTING POLICIES AND PROCEDURES

I.  INTRODUCTION

Unless otherwise specifically agreed to by us in writing, Weston Financial Group, Inc. (the "Adviser") is not responsible for voting any proxies related to securities which we manage on behalf of our clients. Notwithstanding the foregoing, we are responsible for voting proxies related to securities held by certain mutual funds for which we serve as the investment adviser and have agreed in writing to vote such proxies. All references in these Proxy Voting Policies and Procedures (the "Procedures") to us voting proxies on behalf of our clients are limited solely to those clients for whom we have agreed in writing to so vote such proxies.

Our authority to vote the proxies of certain of our clients is established by our advisory contracts or comparable documents, and these Procedures have been tailored to reflect these specific contractual obligations. In addition to requirements of the U.S. Securities and Exchange Commission (the "SEC") governing advisers, our Procedures reflect the fiduciary standards and responsibilities for ERISA accounts set forth in Department of Labor Bulletin 94-2, 29 C.F.R. 2509.94-2 (July 29, 1994).

II. STATEMENTS OF POLICIES AND PROCEDURES

A. Policy Statement. The Investment Advisers Act of 1940, as amended (the "Advisers Act"), requires us to, at all times, act solely in the best interest of our clients. The Adviser has adopted and implemented these Procedures which the Adviser believes are reasonably designed to ensure that proxies are voted in the best interest of clients, in accordance with our fiduciary duties and Rule 206(4)-6 under the Advisers Act.

    The Adviser has established these Procedures in a manner that is generally intended to support the ability of the management of a fund soliciting proxies to run its business in a responsible and cost effective manner while staying focused on maximizing shareholder value. Accordingly, the Adviser generally votes proxies in accordance with management's recommendations. This reflects a basic investment criteria that good management is shareholder focused. However, all proxy votes are ultimately cast on a case-by-case basis, taking into account the foregoing principal and all other relevant facts and circumstances at the time of the vote. For this reason, consistent with our fiduciary duty to ensure that proxies are voted in the best interest of our clients, the Adviser may from time to time vote proxies against management's recommendations, in accordance with the guidelines set forth in Part III of these Procedures. Such proxy statements are voted on behalf of the Adviser by the designated Proxy Coordinator. The
    Proxy Coordinator is a member of the Adviser's Investment Committee and is designated by the Investment Committee on an annual basis.

B. Conflicts of Interest. The Proxy Coordinator reviews each proxy to assess the extent, to which, if any, there may be a material conflict between the interests of our clients on the one hand and our interests (including those of our affiliates, directors, officers, employees and other similar persons) on the other hand (a "potential conflict"). The Proxy Coordinator performs this assessment on a proposal-by-proposal basis, and a potential conflict with respect to one proposal in a proxy shall not indicate that a potential conflict exists with respect to any other proposal in such proxy. If it is determined that a potential conflict may exist, the potential conflict shall be reported promptly to the Adviser's Investment Committee by the Proxy Coordinator. The Investment Committee shall determine whether a potential conflict exists and is authorized to resolve any such conflict in a manner that is in the collective best interests of our clients (excluding any client that may have a potential conflict). Without limiting the generality of the foregoing, the Investment Committee may resolve a potential conflict in any of the following manners:

1. If the proposal that is the subject of the potential conflict is specifically addressed in these Procedures, the Investment Committee may instruct the Proxy Coordinator to vote the proxy in accordance with such pre-determined policies and guidelines; provided that such pre-determined policies and guidelines provide little discretion on our part;

2. The Investment Committee may disclose the potential conflict to our clients and obtain the consent of a majority in interest of our clients before voting in the manner approved by a majority in interest of our clients;

3. The Investment Committee may engage an independent third-party to determine how the proxy should be voted; or

4. The Investment Committee may establish an ethical wall or other informational barriers between the person(s) that are involved in the potential conflict and the person(s) making the voting decision in order to insulate the potential conflict from the decision maker.

    The Adviser uses commercially reasonable efforts to determine whether a potential conflict may exist, and a potential conflict shall be deemed to exist if and only if one or more of our senior investment staff actually knew or reasonably should have known of the potential conflict.

C.  Limitations on Our Responsibilities

1. No Responsibility. Unless otherwise specifically agreed to by us in writing, the Adviser is not responsible for voting any proxies related to securities which we manage on behalf of our clients. Our policy for not accepting responsibility for voting proxies is described in our Form ADV, which is initially provided to our clients and which we annually offer to be delivered to our clients. Notwithstanding the foregoing, the Adviser is responsible for voting proxies related to securities held by certain mutual funds and certain other clients for which we serve as the investment adviser. All references in these Procedures to us voting proxies of our clients are limited solely to those clients for whom we have agreed in writing to so vote such proxies. Further, the Adviser is only responsible for voting proxies that we have received from the proxy solicitor. The Adviser will not be responsible for voting such proxies that were not delivered to the Adviser's officer or were not received on a timely basis.

2. Limited Value. The Adviser may abstain from voting a client proxy if we conclude that the effect on shareholders' economic interests or the value of the portfolio holding is indeterminable or insignificant.

3. Unjustifiable Costs. The Adviser may abstain from voting a client proxy for cost reasons (e.g., costs associated with voting proxies of non-U.S. securities). In accordance with our fiduciary duties, the Adviser weighs the costs and benefits of voting proxy proposals relating to foreign securities and make an informed decision with respect to whether voting a given proxy proposal is prudent. Our decision takes into account the effect that the vote of our clients, either by itself or together with other votes, is expected to have on the value of our client's investment and whether this expected effect would outweigh the cost of voting.

4.  Special Client Considerations.

a. Mutual Funds. The Adviser votes proxies of our mutual fund clients subject to the funds' applicable investment restrictions.

b. ERISA Accounts. With respect to our ERISA clients for whom the Adviser has accepted responsibility in writing for proxy voting, the Adviser vote proxies in accordance with our duty of loyalty and prudence, compliance with the plan documents, as well as our duty to avoid prohibited transactions.

5. Client Direction. Unless otherwise directed by a client in writing, the Adviser is responsible for voting all proxies related to securities that we manage for clients with respect to which the Adviser has accepted in writing proxy voting responsibility. A client may from time to time direct us in writing to vote proxies in a manner that is different from the guidelines set forth in these Procedures. The Adviser will follow such written direction for proxies received after our receipt of such written direction.

D. Disclosure. A client for whom we are responsible for voting proxies may obtain information from us regarding how we voted the client's proxies. Clients should contact the Adviser to make such a request.

E. Review and Changes. The Adviser shall from time to time review these Procedures and may adopt changes based upon our experience, evolving industry practices and developments in applicable laws and regulations. Unless otherwise agreed to with a client, these Procedures may be changed by us from time to time without notice to, or approval by, any client. Clients may request a current version of our Procedures from the Adviser.

F. Delegation. The Adviser may delegate our responsibilities under these Procedures to a third party, provided that the Adviser retains final authority and fiduciary responsibility for proxy voting. If the Adviser so delegates our responsibilities, the Adviser shall monitor the delegate's compliance with these Procedures.

G. Maintenance of Records. The Adviser maintains at our principal place of business the records required to be maintained by us with respect to proxies in accordance with the requirements of the Advisers Act and, with respect to our fund clients, the Investment Company Act of 1940. The Adviser may, but need not, maintain proxy statements that are received regarding client securities to the extent that such proxy statements are available on the SEC's EDGAR system. The Adviser may also rely upon a third party to maintain certain records required to be maintained by the Advisers Act.

III. PROXY ISSUES

The following sets forth certain significant proxy voting proposals and our general guidelines for voting these proposals in a particular manner.
These are, however, merely guidelines. As noted in Part II of these Procedures, we generally vote proxies in a manner intended to support the ability of the management of a fund soliciting proxies to run its business in a responsible and cost effective manner while staying focused on maximizing shareholder value. Accordingly, the Adviser generally votes proxies in accordance with management's recommendations. Nevertheless, our actual voting decisions are made on a case-by-case basis depending on the particular facts and circumstances of each proxy vote. The Proxy Coordinator will be responsible for determining whether each proxy is for a "routine" matter or not, as described below. All proxies identified as "routine" will be voted by the Proxy Coordinator in accordance with such Policies. If a conflict arises, the Proxy Coordinator will request guidance from the Investment Committee on how to vote such proxies.

A. Routine Matters

Routine matters are typically proposed by Management of a fund and meet the following criteria: (i) they do not measurably change the structure, management, control or operation of the fund; (ii) they do not measurably change the terms of, or fees or expenses associated with, an investment in the fund; and (iii) they are consistent with customary industry standards and practices, as well as the laws of the state of incorporation applicable to the fund.

For routine matters, the Adviser will vote in accordance with the recommendation of the fund's management, directors, general partners, or trustees (collectively, the "Management"), as applicable, unless, in the Adviser's opinion, such recommendation is not in the best interests of the Fund or account.

The Adviser will generally vote for the following proposals:

1. To change capitalization, including to increase authorized common shares or to increase authorized preferred shares as long as there are not disproportionate voting rights per preferred share.

2.  To elect or re-elect Board members annually.

3.  To permit shareholders to elect directors to fill board vacancies.

4.  To allow shareholder action by written consent.

5. To establish that the audit, compensation and nominating committees be composed exclusively of independent directors.

6.  To appoint, ratify or elect auditors.

7.  To set time and location of annual meeting.

8.  To change the fiscal year or term of the fund.

9.  To change the name of a fund.

10. To eliminate cumulative voting.

11. To repeal classified boards.

B. Non-Routine Matters

Non-routine matters involve a variety of issues and may be proposed by Management or beneficial owners of a fund (i.e., shareholders, partners, etc. (collectively, the "Owners")). These proxies may involve one or more of the following: (i) a measurable change in the structure, management, control or operation of the fund; (ii) a measurable change in the terms of, or fees or expenses associated with, an investment in the fund; or (iii) a change that is inconsistent with industry standards and/or the laws of the state of formation applicable to the fund.

The Adviser will generally vote on a case-by-case basis:

1.  Votes on contested elections of directors.

2.  To establish a Rule 12b-1 Plan of Distribution.

3. Mergers, acquisitions, re-incorporations, reorganizations and other economic issues.

4. Lowering supermajority shareholder vote requirements for charter/bylaw amendments.

5. Lowering supermajority shareholder vote requirements for mergers/acquisitions and other significant business combinations.

6.  Bundled or conditioned proxy proposals.

7. Proposals removing restrictions on shareholders right to act independently.

8. Shareholder proposals asking that a majority of directors be independent.

9. Proposals on director and officer indemnification and liability protection.

10. Proposals to restore shareholder ability to remove directors with (or without) cause.

The Adviser will generally vote against the following proposals:

1. Electing inside directors to sit on the audit, compensation, or nominating committees.

2.  Requiring directors to own a minimum amount of company stock.

3.  Limiting the tenure of outside directors.

4.  Imposing a mandatory retirement age for outside directors.

5. Allowing only continuing directors to elect replacements to fill board vacancies.

6. Eliminating entirely directors' and officers' liability for violating the duty of care.

7. Indemnification proposals that expand coverage beyond what is customary.

8. Restricting or prohibiting shareholder ability to call special meetings.

9. Restricting or prohibiting shareholder ability to take action by written consent.

10. Management's ability to alter the size of the board without shareholder approval.

11. Classifying a board, absent special circumstances indicating that shareholder interests would be better served by this structure.

12. Requiring a supermajority shareholder vote to approve charter and bylaw amendments.

13. Requiring a supermajority shareholder vote to approve mergers/acquisitions and other significant business combinations.

C. Abstaining from Voting and Affirmatively Not Voting

The Adviser will abstain from voting (which generally requires submission of a proxy voting card) or affirmatively decide not to vote if the Adviser determines that abstaining or not voting is in the best interests of the fund or account. In making such a determination, the Adviser will consider various factors, including, but not limited to: (i) the costs associated with exercising the proxy (e.g. translation or travel costs); and (ii) any legal restrictions on trading resulting from the exercise of a proxy.

The Adviser will abstain from voting or affirmatively not vote the following proposals:

1.  The election or re-election of any nominee for director who:

i. Attends less than 75% of board and committee meetings during the preceding 12 months without valid reasons for the absences (e.g., illness, personal emergency).

ii. Is considered an independent director by the company and who has received compensation from the company other than for service as a director (e.g., consulting, legal, financial advisory fees).

iii.Of a public company (Company A) who is employed as a senior executive of another public company (Company B) if a director of Company B serves as a senior executive of Company A (commonly referred to as an "interlocking directorate").

2. If the board of directors does not have a majority of independent directors.

3. If the board of directors does not have nominating, audit, and compensation committees composed solely of independent directors.

As Adopted:  August 6, 2003




PART C - OTHER INFORMATION

Item 23.    Exhibits.

(a) Declaration of Trust.

(1) Declaration of Trust of New Century Portfolios (the "Registrant," and formerly known as Weston Portfolios) dated February 1, 1990 (the "Declaration"), as filed with the Secretary of the Commonwealth of Massachusetts on February 26, 1990, is incorporated herein by reference to Exhibit No. 23(a)(1) of Post-Effective Amendment No. 15 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-24041 and 811-5646) as filed with the U.S. Securities and Exchange Commission (the "Commission") on August 31, 2000 ("PEA No. 15").

(a) Consent to Use of Name of Weston Portfolios dated February 22, 1990, as filed with the Secretary of the Commonwealth of Massachusetts on February 26, 1990, is incorporated herein by reference to Exhibit No. 23 (a)(1)(a) of PEA No. 15.

(b) Amended Certificate to Declaration of Trust dated August 30, 2000, as filed with the Secretary of the Commonwealth of Massachusetts on August 30, 2000, is incorporated herein by reference to Exhibit No. 23(a)(1)(b) of PEA No. 15.

(2) Amendments to the Declaration.

(a) Amendment dated October 30, 1998 to the Declaration re: a change of name from Weston Portfolios to New Century Portfolios, as filed with the Secretary of the Commonwealth of Massachusetts on October 20, 1998, is incorporated herein by reference to Exhibit No. 23 (a)(2)(a) of PEA No. 15.

(b) Amendment dated August 30, 2000 to the Declaration re: the re-designation of the New Century I Portfolio as the New Century Balanced Portfolio, as filed with the Secretary of the Commonwealth of Massachusetts on August 30, 2000, is incorporated herein by reference to Exhibit No. 23 (a)(2)(b) of PEA No. 15.

(c) Amendment dated August 30, 2000 to the Declaration re: the addition of the New Century Aggressive Portfolio and the New Century
    International Portfolio, as filed with the Secretary of the Commonwealth of Massachusetts on August 30, 2000, is incorporated herein by reference to Exhibit No. 23 (a)(2)(c) of PEA No. 15.

(d) Amendment dated March 14, 2002 to the Declaration re: the addition of the New Century Alternative Investment Portfolio, as filed with the Secretary of the Commonwealth of Massachusetts on April 18, 2002 is incorporated herein by reference to Exhibit No. 23(a)(2)(d) of Post-Effective Amendment No. 19 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-24041 and 911-5646) as filed with the Commission on May 1, 2002 ("PEA No. 19").

(e) Amendment dated April 30, 2002 to the Declaration re: the re-designation of the New Century Alternative Investment Portfolio as the New Century Alternative Strategies Portfolio, as filed with the Secretary of the Commonwealth of Massachusetts on April 30, 2002, is incorporated herein by reference to Exhibit No. 23(a)(2)(e) of PEA No. 19.

(b) By-Laws.

    The By-Laws of the Registrant are incorporated herein by reference to Exhibit No. 23 (b) of PEA No. 15.

(c) Instruments Defining Rights of Security Holders.

(1) See Articles IV, V, VI, IX and Article XII, Section 12.3, 12.4 and
    12.5 of the Declaration, which is incorporated herein by reference to Exhibit No. 23 (a)(1) of PEA No. 15.

(2) See Articles II, III, X and XV of the By-Laws, which are incorporated herein by reference to Exhibit No. 23 (b) of PEA No. 15.

(d) Investment Advisory Contracts.

(1) Investment Advisory Agreement dated November 30, 1998 between the Registrant and Weston Financial Group, Inc. (the "Advisor"), on behalf of the New Century Capitol Portfolio (formerly known as Weston Growth Portfolio), is incorporated herein by reference to Exhibit No. 23(d)(1) of PEA No. 15.

(2) Investment Advisory Agreement dated November 30, 1998 between the Registrant and the Advisor, on behalf of the New Century Balanced Portfolio (formerly known as New Century I Portfolio and Weston Income Portfolio), is incorporated herein by reference to Exhibit No. 23(d)(2) of PEA No. 15.

(3) Investment Advisory Agreement dated November 1, 2000 between the Registrant and the Advisor, on behalf of the New Century Aggressive Portfolio, is incorporated herein by reference to Exhibit No. 23(d)(3) of PEA No. 15.

(4) Investment Advisory Agreement dated November 1, 2000 between the Registrant and the Advisor, on behalf of the New Century International Portfolio, is incorporated herein by reference to Exhibit No. 23(d)(4) of PEA No. 15.

(5) Investment Advisory Agreement dated May 1, 2002 between the
    Registrant and the Advisor, on behalf of the New Century Alternative Strategies Portfolio is incorporated herein by reference to Exhibit No. 23(d)(5) of Post-Effective Amendment No. 20 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-24041 and 911-5646) as filed with the Commission on March 3, 2003 ("PEA No. 20").

(e) Underwriting Contracts.

(1) Distribution Agreement dated November 1, 2003 between Weston
    Securities Corporation (the "Distributor") and the Registrant is incorporated herein by reference to Exhibit No. 23(e)(1) of Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-24041 and 911-5646) as filed with the Commission on February 27, 2004 ("PEA No. 21").

(2) Form of Selling Dealer Agreement is incorporated herein by reference to Exhibit No. 23(e)(6) of PEA No. 20.

(f) Bonus or Profit Sharing Contracts.

    Not applicable.

(g) Custodian Agreements.

    Custody Agreement between U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.) and the Registrant is incorporated herein by reference to Exhibit No. 23(g) of Post-Effective Amendment No. 18 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-24041 and 811-5646) as filed with the Commission on February 28, 2002 ("PEA No. 18").

(h) Other Material Contracts.

(1) Administration Agreement.

    Administration Agreement dated November 1, 2003 between the Advisor and the Registrant is incorporated herein by reference to Exhibit No. 23(h)(1) of PEA No. 21.

(2) Transfer Agent.

    Transfer Agent and Shareholder Services Agreement dated November 1, 2000 between the Registrant and Ultimus Fund Solutions, LLC ("Ultimus") is incorporated herein by reference to Exhibit No. 23(h)(2) of PEA No. 18.

(3) Accounting Services.

    Fund Accounting Agreement dated November 1, 2000 between the Registrant and Ultimus is incorporated herein by reference to Exhibit No. 23(h)(3) of PEA No. 18.

(4) Blue Sky Administration.

    Blue Sky Administration Agreement dated November 1, 2000 between the Registrant and Ultimus is incorporated herein by reference to Exhibit No. 23(h)(4) of PEA No. 18.

(5) Other.

(a) Operating Expenses Agreements.

    Operating Expenses Agreement dated November 1, 2004 between the Advisor and New Century Portfolios, on behalf of the New Century Capital, New
    Century Balanced, New Century Aggressive, New Century International and
    New Century Alternative Strategies Portfolios is incorporated herein by reference to Exhibit No. 23(h)(5)(a) of Post-Effective Amendment No. 22 to the Registrant's Registration Statement on Form N-1A (File Nos.
    33-24041 and 911-5646) as filed with the Commission on January 3, 2005 ("PEA No. 22").

(i) Legal Opinion.

    Opinion and consent of Greenberg Traurig, LLP is incorporated herein by reference to Exhibit No. 23(i) of PEA No. 19.

(j) Other Opinions.

(1) Consent of Greenberg Traurig, LLP.

(2) Consent of Briggs Bunting
    and Dougherty, LLP.

(k) Omitted Financial Statements.

    Not applicable.

(l) Initial Capital Agreements.

(1) Letter dated November 30, 1988 from Messrs. Douglas A. Biggar,
    Joseph Robbat, Jr., and I. Richard Horowitz, Trustees of The Weston Financial Group Profit Sharing Plan and Trust re: $100,000 investment in the Registrant is incorporated herein by reference to Exhibit No. 23(l)(1) of PEA No. 18.

(2) Letter dated November 30, 1988 from Joseph Robbat, Jr., Chairman and CEO of Weston Financial Group, Inc. to Messrs. Douglas A. Biggar, Joseph Robbat, Jr. and I. Richard Horowitz, Trustees of The Weston Financial Group Profit Sharing Plan and Trust is incorporated herein by reference to Exhibit No. 23(l)(2) of PEA No. 18.

(3) Share Purchase Agreement dated November 1, 2000 between the
    Distributor and the Registrant, on behalf of the New Century Aggressive Portfolio is incorporated herein by reference to Exhibit No. 23(l)(3) of PEA No. 20.

(4) Share Purchase Agreement dated November 1, 2000 between the
    Distributor and the Registrant, on behalf of the New Century
    International Portfolio is incorporated herein by reference to Exhibit No. 23(l)(4) of PEA No. 20.

(5) Share Purchase Agreement dated May 1, 2002 between the Distributor and the Registrant, on behalf of the New Century Alternative Strategies Portfolio is incorporated herein by reference to Exhibit No. 23(l)(5) of PEA No. 20.

(m) Rule 12b-1 Plans.

    Distribution Plan for the New Century Portfolios is incorporated herein by reference to Exhibit No. 23(m) of PEA No. 21.

(n) Rule 18f-3 Plan.

    Not applicable.

(o) Reserved.

(p) Codes of Ethics.

(1) Code of Ethics of the Registrant is incorporated herein by reference to Exhibit No. 23(p)(1) of PEA No. 20.

(2) Code of Ethics of the Advisor and the Distributor is incorporated herein by reference to Exhibit No. 23(p)(2) of PEA No. 20.

Item 24.    Persons Controlled by or Under Common Control with the
    Registrant.

    None.

Item 25.    Indemnification.

    The Registrant shall indemnify any person who was or is a trustee, officer or employee of the Registrant; provided however, that any such indemnification (unless ordered by a court) shall be made by the Registrant only as authorized in the specific case upon a determination that indemnification of such persons is proper in the circumstances.
    Such determination shall be made:

(i) by the Board of Trustees by a majority vote of a quorum which consists of the trustees who are neither "interested persons" of the Registrant as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), nor parties to the proceedings, or,

(ii)if the required quorum is not obtainable or if a quorum of such trustees so directs, by independent legal counsel in a written opinion. No indemnification will be provided by the Registrant to any trustee or officer of the Registrant for any liability to the company or shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duty.

    As permitted by Article XI, Section 11.2 (a)(v) of the Declaration, reasonable expenses incurred by a trustee who is a party to a proceeding may be paid by the Registrant in advance of the final disposition of the action, after authorization in the manner described above and upon receipt by the Registrant of a written undertaking by the trustee or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the Registrant.

    Insofar as indemnification for liability arising under the Securities Act of 1933, as amended may be permitted to trustees, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended and will be governed by the final adjudication of such issue.

Item 26.    Business and Other Connections of the Investment Advisor.

    The Advisor is an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act"). The list required by this
    Item 26 of each officer, director or partner of the Advisor, together with any information as to any business, profession, vocation or employment of a substantial nature engaged in by each officer, director, employee, partner or trustee during the past two years, is incorporated herein by reference to Schedule A and D of Form ADV filed by the Advisor pursuant to the Advisers Act (SEC File No. 801-18403).

Item 27.    Principal Underwriters.

(a) The Distributor is the only principal underwriter of the Registrant, and does not act as the principal underwriter, depositor or investment advisor to any other investment company.

(b) The information required by this Item 27(b) with respect to each director, officer or partner of the Distributor is incorporated herein by reference to Schedule A of Form BD filed by the Distributor with the Commission pursuant to the Securities Exchange Act of 1934 (SEC File No. 8-31174).

(c) The Distributor receives no compensation from the Registrant for the distribution of its shares other than the net payments received pursuant to the Registrant's Distribution (i.e., 12b-1) Plans, as described in the statement of additional information.

Item 28.    Location of Accounts and Records.

(a) Weston Financial Group, Inc., 40 William Street, Suite 100,
    Wellesley, MA 02481-3902 (records relating to its functions as investment adviser and administrator to the Portfolios).

(b) Weston Securities Corporation, 40 William Street, Suite 100,
    Wellesley, MA 02481-3902 (records relating to its function as distributor).

(c) U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), 425 Walnut Street, 6th Floor, CN-WN-06TC, Cincinnati, OH 45202-3900 (records relating to its function as custodian).

(d) Ultimus Fund Solutions,  LLC, 225 Pictoria Drive,  Suite 450,
    Cincinnati, OH 45246-3734 (records relating to its function as transfer agent, fund accounting agent and blue sky administrator).

Item 29.    Management Services.

    None.

Item 30.    Undertakings.

    None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 23 to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the city of Wellesley, and Commonwealth of Massachusetts on the 1 st day of March, 2004.

NEW CENTURY PORTFOLIOS

/s/ WAYNE M. GRZECKI
----------------------
(Signature and Title)
Wayne M. Grzecki, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 23 to the Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

SIGNATURE                   TITLE           DATE

/s/ DOUGLAS A. BIGGAR       Trustee         March 1, 2005
----------------------
Douglas A. Biggar

/s/ JOSEPH ROBBAT, JR.      Trustee         March 1, 2005
----------------------
Joseph Robbat, Jr.

* Stanley H. Cooper         Trustee         March 1, 2005
----------------------
Stanley H. Cooper

/s/ WAYNE M. GRZECKI        President       March 1, 2005
----------------------
Wayne M. Grzecki

* Michael A. Diorio         Trustee         March 1, 2005
----------------------
Michael A. Diorio

* Roger Eastman             Trustee         March 1, 2005
----------------------
Roger Eastman

/s/ NICOLE M. TREMBLAY      Secretary       March 1, 2005
----------------------
Nicole M. Tremblay, Esq.    and Treasurer

/s/ NICOLE M. TREMBLAY              March 1, 2005
* By: Nicole M. Tremblay, Esq.
Attorney-in-fact pursuant to Powers
of Attorney

NEW CENTURY PORTFOLIOS
Power of Attorney


I hereby appoint Wayne M. Grzecki or Nicole M. Tremblay attorney for me and in my name and on my behalf to sign any Post-Effective Amendment to the Registration Statement on Form N-1A of NEW CENTURY PORTFOLIOS to be filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, and generally to do and perform all things necessary to be done in that connection.

I have signed this Power of Attorney on February 3, 2003.


/s/ STANLEY H. COOPER
----------------------
Name:   Stanley H. Cooper
Title:  Trustee

NEW CENTURY PORTFOLIOS
Power of Attorney


I hereby appoint Wayne M. Grzecki or Nicole M. Tremblay attorney for me and in my name and on my behalf to sign any Post-Effective Amendment to the Registration Statement on Form N-1A of NEW CENTURY PORTFOLIOS to be filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, and generally to do and perform all things necessary to be done in that connection.

I have signed this Power of Attorney on April 1, 2004.


/s/ MICHAEL A. DIORIO
----------------------
Name:   Michael A. Diorio
Title:  Trustee

NEW CENTURY PORTFOLIOS
Power of Attorney


I hereby appoint Wayne M. Grzecki or Nicole M. Tremblay attorney for me and in my name and on my behalf to sign any Post-Effective Amendment to the Registration Statement on Form N-1A of NEW CENTURY PORTFOLIOS to be filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, and generally to do and perform all things necessary to be done in that connection.

I have signed this Power of Attorney on February 3, 2003.


/s/ ROGER EASTMAN
----------------------
Name:   Roger Eastman
Title:  Trustee


INDEX OF EXHIBITS

Exhibit No.     Exhibit

23(j)(1)        Consent of Greenberg Traurig, LLP.

23(j)(2)        Consent of Briggs Bunting and Dougherty, LLP



Exhibit No. 23(j)(1)

CONSENT OF COUNSEL


We hereby consent to: (i)   the use of our name and the references to our
firm in the Prospectus and Statement of Additional Information that are a part of Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended, of the New Century Portfolios, and (ii) the use and incorporation by reference in said Post-Effective Amendment No. 23 of our firm's opinion and consent of counsel which was filed as Exhibit EX-99.i. to Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended, of the New Century Portfolios.



GREENBERG TRAURIG, LLP


By:  /s/ Steven M. Felsenstein
Steven M. Felsenstein, a Shareholder


Philadelphia, Pennsylvania
March 1, 2005


Exhibit No. 23(j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A of the New Century Capital Portfolio, New Century Balanced Portfolio, New Century Aggressive Portfolio, New Century International Portfolio and New Century Alternative Strategies Portfolio, each a series of shares of beneficial interest of New Century Portfolios (the "Trust"), of our report dated November 18, 2004 on the financial statements and financial highlights included in the October 31, 2004 Annual Report to the Shareholders of the above referenced funds.

We further consent to the references to our firm under the headings "Financial Highlights" in the Prospectus and under the headings "Audits and Reports" and "Financial Statements" in the Statement of Additional Information.

BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania
March 1, 2005